UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 1
to Form SB-2 on

FORM S-1/A
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933



ETERNAL IMAGE, INC.
(Exact name of small business issuer in its charter)

DELAWARE	**3990**	**20-4433227**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

28800 Orchard Lake Road, Suite 130
Farmington Hills, Michigan 48334
(248) 932-3333
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

CLINTON R. MYTYCH
Chief Executive Officer
28800 Orchard Lake Road, Suite 130
Farmington Hills, Michigan 48334
(248) 932-3333
(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:
THOMAS E. BOCCIERI, ESQ.
561 SCHAEFER AVENUE
ORADELL, NJ 07649
(201) 983-2024

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		**Accelerated filer**	☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)		**Smaller reporting company**	☒

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered(1)	Amount To Be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee (3)
Common Stock, $0.001 par value	140,602,940 (2)	$ 0.02	$ 2,812,058.80	$ 110.51

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended. The price per share of the shares offered by the Selling Shareholders has been arbitrarily determined by the Company and the Selling Shareholders.

(2) Represents: (a) 54,452,940 shares of the Registrant's common stock being registered for resale that were underlying convertible promissory notes issued to one of the selling shareholders named in this registration statement which notes have been converted by said selling shareholder. and (b) 86,150,000 shares of the Registrant's common stock being registered for resale that are held by the remaining nine selling shareholders. The remaining selling shareholders are affiliates of the Registrant.

In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon exercise of the warrants, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.;

(3) $85.60 previously paid. $24.91 submitted in connection with this amendment.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED AUGUST 11, 2008

The Company hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

EXPLANATORY NOTE

Eternal Image, Inc. previously filed a registration statement on Form SB-2 (SEC File No. 333-148695) on January 16, 2008. This pre-effective Amendment Number 1 on Form S-1 amends the registration statement to revise certain information contained therein including, without limitation, the registration of 140,602,940 shares of our common stock issued to the 10 selling stockholders



PROSPECTUS

ETERNAL IMAGE, INC.

140,602,940 Shares of Common Stock, $0.001 Par Value

This prospectus relates to the offer of up to:

- 54,452,940 shares of the common stock of Eternal Image, Inc. by one of the selling shareholders identified in this prospectus as North Atlantic Resources, Limited, which shares it has received by exercising its conversion right to acquire pursuant to the terms of a Convertible Promissory Note; and
- 86,150,000 shares of the common stock of Eternal Image, Inc. by the nine remaining individual selling shareholders. We will not receive any proceeds from the sales of shares by the selling shareholder.

The selling shareholders will sell at a price of $0.02 per share until our shares are quoted on the OTC Bulletin Board and after that at prevailing market prices or privately negotiated prices.

This is the initial registration of shares of our common stock. Our securities are currently traded on the Pink Sheets, under the symbol "ETNL". However, our securities are not currently eligible for trading on any national securities exchange, the Nasdaq or other over-the-counter markets, including the Over-the-Counter Bulletin Board®. The Pink Sheets are not recognized as an established trading market for securities.

INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. YOU MAY LOSE YOUR ENTIRE INVESTMENT. CONSIDER CAREFULLY THE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS BEFORE INVESTING.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. It is illegal for anyone to tell you otherwise.

The date of this prospectus is _____, 2008

You should rely only on the information contained in this prospectus. We have not, and the selling shareholders have not, authorized anyone to provide you with additional or different information. If anyone provides you with different information, you should not rely on it. We are not, and the selling shareholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

The following summary highlights material information from this document. Contents from our website, www.eternalimage.net, are not part of this prospectus. You should read the entire prospectus carefully, including the more detailed information regarding our company, the risks of purchasing our common stock discussed under "risk factors," and our financial statements and the accompanying notes.

Our History

We are a Delaware corporation that, as a result of a February 15, 2006, acquisition known as a reverse merger, has entered into the business of manufacturing (through subcontracting) and marketing of branded, licensed funerary products (such as funeral caskets, urns and vault covers) for humans and pets. Prior to this acquisition, we had become an inactive "public shell" corporation with no operations or revenues, and our only business activity was to seek a merger or acquisition candidate. We were originally incorporated in the State of Delaware on July 17, 1990 under the name of International Testing Services, Inc. We changed our name on June 2, 2005 to VIP Ventures, Inc. and on November 4, 2005 to Diamics, Inc. At the time of the aforementioned reverse merger, our name was Diamics, Inc.

Diamics, Inc. had been inactive since approximately December 1, 2005 and since that time had no operations until the acquisition of a Michigan corporation, Eternal Image, Inc. (the "Acquired Company") on February 15, 2006 in the reverse merger. The Acquired Company was originally formed on July 11, 2003 in the State of Michigan as an "S" corporation known as Eternal Image, Inc. On July 19, 2004, it was reorganized into a Michigan Limited Liability Company (Eternal Image, Inc. LLC). Finally on January 26, 2006, it was once again reorganized into a Michigan "C" corporation known as Eternal Image, Inc.

In connection with the acquisition, Diamics, Inc., on January 31, 2006, restated its articles of incorporation with the State of Delaware to change its name to Eternal Image, Inc. We are now the surviving corporation of this acquisition operating under our new name, Eternal Image, Inc. (the Delaware corporation). As a result of the acquisition transaction, we assumed the funerary products business operations of the acquired Michigan corporation and that Michigan entity ended its corporate existence. Since the date of the acquisition (February 15, 2006), our only business operations became that of the Acquired Company. For financial reporting purposes, the Michigan "C" corporation was considered the accounting acquirer in the merger and the merger was accounted for as a reverse merger. Accordingly, the historical financial statements presented herein are those of the Michigan "C" corporation and do not include the historical financial results of Diamics, Inc. All costs associated with the reverse merger transaction were expensed as incurred. In addition, in the reverse merger, we valued all the acquired liabilities and assets of Diamics, Inc. at fair market value and attributed the remainder ($23,500) to goodwill. Unless otherwise indicated, use of the terms in this Prospectus such as "We", "Us", "Our" or other similar terms or words refers to the combined entity that survived the acquisition and is now operating in the funerary products business.

Forward Splits

On February 15, 2006, in connection with the aforementioned reverse merger, we effected a 100 for one forward split of our common stock. Subsequently, on September 21, 2006, we effected a four for one forward split of our common stock. Unless otherwise indicated, information with respect to the issued and outstanding shares of the Company's common stock and shares issuable upon the exercise of any warrants is based on the forward splits as if they had occurred prior thereto.

Reverse Split

On January 15, 2008, to proportionately reduce our shares outstanding, we effected a 1 to 20 reverse split of our common stock. Unless otherwise indicated, information with respect to the issued and outstanding shares of the Company's common stock and shares issuable upon the exercise of any warrants is based on the forward splits as if they had occurred prior thereto.

Our Business and Strategy

We started our operational phase and began selling product in 2007. Prior to this, we were in the development stage trying to creating its own market within the funerary products industry. Management believes that we have no direct competition in this market**.** We secure license agreements with appropriate brand licensors and develop funerary products using the brand logo and images prominently in the design of the funerary product. Currently, we have license agreements with such brand name entities as The Vatican Library Collection, American Kennel Club, Cat Fanciers' Association, Major League Baseball, Star Trek, and Precious Moments. The long term plans of the company are to pursue and secure other license arrangements with reputable, household names that will be a good fit with our products.

Currently, we produce (through contract manufacturers) and market two logo designed products: caskets and urns. In addition, we have secured licensing rights with Major League Baseball and Star Trek for vault covers (also known as carapaces); and with the American Kennel Club and Cat Fanciers' Association for garden memorial stones.

We contract a Chief Designer, who along with a contracted design team designs our products subject to the approval of the particular licensor and our management team.

Our marketing strategy is two-pronged. Our primary targets are funeral homes, directors, distributors and funeral home conglomerates to which we sell our products. We reach these targets through the use of independent sales representatives. Our second target is the American public, who we attempt to expose to our products through channel appropriate advertising such as in "Catholic Digest", "Baseball Digest", "Dog Fancy Magazine" and public relations positioning efforts.

Convertible Promissory Note

We have filed this registration statement in connection with the shares of our common stock underlying the October 10, 2007 $650,000 Convertible Promissory Note that we issued to North Atlantic Resources, Limited (the "North Atlantic Note"). We had agreed with the lender, North Atlantic, to give it the option to have the shares into which the loan can be converted covered by a registration statement filed with the US Securities and Exchange Commission. In addition, the North Atlantic Note provides: for interest of 20% per annum, an option to convert up to the principal amount plus accrued interest into shares of common stock at the rate of one share for every $.002 of principal and accrued interest annum being converted, and a due date of principal and all interest of February 28, 2008. On December 17, 2007, the lender, North Atlantic, exercised its option to convert the principal and interest into shares of our common stock. The total amount of the principal and accrued interest on the conversion date was $680,908.00 which was converted into to 54,452,940 shares of our common stock which is being registered in the registration statement of which this prospectus is a part.

Our Corporate Information

We maintain our corporate offices at 28800 Orchard Lake Road, Suite 130, Farmington Hills, MI 48334. The office phone number is 248.932.3333, and the fax number is 248.932.3006. We also have a website at www.eternalimage.net. However, the information contained in our website is not incorporated by reference into this prospectus.

The Offering

Securities offered by Selling Shareholders	Up to 140,602,940 shares of our common stock that are currently outstanding.
Shares Outstanding	380,244,044 shares of common stock.
Use of Proceeds	We will not receive any proceeds from the sale of shares by the selling shareholder in this offering.
Risk Factors	An investment in our common stock involves a high degree of risk and could result in a loss of your entire investment.

Selected Financial Data

The following financial information summarizes the more complete historical and audited financial information provided in this prospectus.

	December 31, 2006 (audited)	December 31 2007 (audited)	March 31, 2008 (unaudited)
Balance Sheet			
Total Assets	$751,449	$1,481,211	$1,578,295
Total Liabilities	$537,078	$1,003,315	$1,404,131
Stockholders' Equity (Deficit)	$214,371	$ 477,896	$174,164

	Year ended 12/31/06 (audited)	Year ended 12/31/07 (audited)	Three months ended 3/31/07 (unaudited)	Three months ended 3/31/08 (unaudited)
Statement of Operations				
Revenues	$0	$309,147	$165,530	$97,519
Total Expenses	$4,976,714	$2,515,847	$593,559	$4,243,458
Net Loss	$(4,987,272)	$(2,461,902)	$(535,956)	$(4,215,482)

RISK FACTORS

Please consider the following risk factors together with the other information presented in this prospectus, including the financial statements and the notes thereto, before investing in our common stock. The trading price of common stock could decline due to any of the following risks, and you might lose all or part of your investment.

Any investment in our common stock involves a high degree of risk. The following risk factors relating to us should be carefully considered.

RISKS RELATED TO OUR BUSINESS

We have begun operations in 2007 and have a limited operating history and, accordingly, you will not have any basis on which to evaluate our ability to achieve our business objectives.

We are an operational stage company with limited operating results to date. Since we do not have an established operating history, you will have no basis upon which to evaluate our ability to achieve our business objectives. We just started receiving revenues in 2007. For the quarter ended March 31, 2008, our revenues were just $97,519; and, to date, our revenues are $572,196.

The absence of any significant operating history for us makes forecasting our revenues and expenses difficult, and we may be unable to adjust our spending in a timely manner to compensate for unexpected revenue shortfalls.

As a result of the absence of any significant operating history for us, it is difficult to accurately forecast our future revenues. In addition, we have limited meaningful historical financial data upon which to base planned operating expenses. Current and future expense levels are based on our operating plans and estimates of future revenues. Revenues and operating results are difficult to forecast because they generally depend on our ability to promote events and the growth in popularity of our franchise. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which would result in further substantial losses. We may also be unable to expand our operations in a timely manner to adequately meet demand to the extent it exceeds expectations.

We are attempting to create a new market which, because of public tastes and perception may not meet with general or public acceptance.

The concept of designer funeral caskets, vault covers and urns is a relatively new one that has only received limited market acceptance to date. We cannot forecast what the public perception of our products will be, or if the concept will meet public resistance. Our success, if any, will depend upon the public perception of the products.

We may be unable to compete successfully with our competitors.

Although we do not face direct competition in the field of branded funeral caskets, vault covers and urns, we do compete generally from other, more established and financially sound manufacturers of funerary products. These include Batesville Casket Corporation (a division of Hillenbrand Industries), the Aurora Casket Company and the York Casket Corporation. If we are unable to distinguish our designer funerary products, we may be unable to compete successfully with current or future competitors. This would cause our revenues, if any, to decline and affect our ability to achieve profitability.

We are dependent upon our brand licensing arrangements for the uniqueness of our products.

We currently have licensing arrangements with such brand names as Major League Baseball, AKC, the Vatican Library Collection, and others under which we produce our designer funerary products. We believe that our business is unique because of these licensing arrangements upon which we are dependent. If these arrangements, or any one of them, were to be terminated or not renewed, we would lose any perceived advantage that we may have in this new market. This would cause our revenues, if any, to decline and affect our ability to achieve profitability. Furthermore, if they all were terminated or not renewed, and we are unable to replace them, would likely have to cease operations.

The establishment of relationships with advertisers is necessary for us to achieve significant revenues.

Our revenue model includes significant advertising dollars. If we are unable to forge sufficient relationships with key advertisers, we might not be able to achieve the revenues that we are projecting. For the years ending December 31, 2006 and 2007, and for the three months ended March 31, 2008, we had public relations and marketing expenses of $97,127; $487,332; and $196,995, respectively. If we have the financial resources, over the next 12 months, we expect to have an additional

$400,000 in public relations and marketing expenses. There is no assurance that we will financial resources to do so. In the event that we are unable to make such advertising expenditures, our chances for successfully executing our business plan may be adversely affected.

A decline in general economic conditions could adversely affect our business.

Our operations are affected by general economic conditions, which generally may affect consumers' disposable income and the level of advertising spending. The demand for our products may be highly sensitive to the level of consumers' disposable income. Decline in general economic conditions could reduce the level of discretionary income that available to purchase our products which could adversely affect our revenues.

Our limited operating history makes us highly reliant on management.

We lack the goodwill of an established business and therefore rely on individual members of current management to create business strategies and relationships and operating systems and procedures necessary for us to survive and prosper. The departure of one or more of our executives could impair our operations. If we are unable to find suitable replacements for departed management, we might incur losses that impair investors' investments in the Company.

If we are unable to hire additional needed personnel, our growth prospects will be limited, or our operations may be impaired.

Our business requires uniquely trained and experienced professionals, and our success depends in large part upon our ability to attract, develop, motivate, and retain highly skilled personnel. Qualified employees will be a limited resource for the foreseeable future. As a new company with little history, we may have particular difficulty hiring qualified personnel. If we are unable to retain necessary personnel, our business will probably suffer, and investors may incur losses on their investment in the Company.

If we lose the services of any of our contract manufacturers or suppliers, we may not be able to obtain alternate sources in a timely manner, which could harm our customer relations and adversely affect our net revenues and harm our results of operations.

If any of our subcontractors or suppliers ceased doing business with us, we may not be able to obtain alternative sources in a timely or cost-effective manner. Due to the amount of time that it usually takes us to qualify contract manufacturers and suppliers, we could experience delays in product shipments if we are required to find alternative subcontractors and suppliers. Some of our suppliers have or provide technology or trade secrets, the loss of which could be disruptive to our procurement and supply processes. If a competitor should acquire one of our contract manufacturers or suppliers, we could be subjected to more difficulties in maintaining or developing alternative sources of supply of some components or products. Any problems that we may encounter with the delivery, quality or cost of our products could damage our customer relationships and materially and adversely affect our business, financial condition or results of operations.

If our contract manufacturers are unable or unwilling to manufacture our products at the quality and quantity we request, our business could be harmed.

We outsource all of our manufacturing to three primary manufacturers, Credeman Solutions, Inc. (Spirit Lake, IA), Multi-Trade Global Sourcing Corporation (Orlando, FL) and United Global Sourcing Inc. (Troy, Michigan) Our reliance on these third-party manufacturers exposes us to a number of significant risks, including:

- reduced control over delivery schedules, quality assurance, manufacturing yields and production costs;

- lack of guaranteed production capacity or product supply; and

- reliance on these manufacturers to maintain competitive manufacturing technologies.

Our arrangements with these manufacturers provide for services on a purchase order basis and are not governed by written contracts. If our manufacturers were to become unable or unwilling to continue to manufacture our products at requested quality, quantity, yields and costs, or in a timely manner, our business would be seriously harmed. As a result, we would have to attempt to identify and qualify substitute manufacturers, which could be time consuming and difficult, and might result in unforeseen manufacturing and operations problems. In addition, if we find it necessary to shift products among third-party manufacturers, we may incur substantial expenses, risk material delays or encounter other unexpected issues.

In addition, a natural disaster could disrupt our manufacturers' facilities and could inhibit our manufacturers' ability to provide us with manufacturing capacity in a timely manner or at all. If this were to occur, we likely would be unable to fill customers' existing orders or accept new orders for our products. The resulting decline in net revenues would harm our business. We also are responsible for forecasting the demand for our individual products. These forecasts are used by our contract manufacturers to procure raw materials and manufacture our finished goods. If we forecast demand too high, we may invest too much cash in inventory, and we may be forced to take a write-down of our inventory balance, which would reduce our earnings. If our forecast is too low for one or more products, we may be required to pay charges that would increase our cost of revenues or we may be unable to fulfill customer orders, thus reducing net revenues and therefore earnings.

RISKS RELATED TO CAPITAL STRUCTURE

Our revenues from operations may not be sufficient to meet our capital needs. Accordingly, we may need to raise additional funds, which may not be available to us on favorable terms, if at all, thereby potentially disrupting the growth of our business and ability to generate revenues.

For the three months ended March 31, 2008, the Company has generated only $97,519 in revenues from its current operations. While we have orders for our products, there can be no guarantee that these orders will produce profits. Accordingly it may be necessary to raise additional capital to continue operations. In this regard, we estimate that we will need a minimum of $1,500,000 to satisfy our cash requirements over the next 12 months. These funds may not be available to us either through equity and/or debt financing, or if available, not under terms acceptable to us. Failure to obtain these funds may result the discontinuation of our operations.

Insiders have substantial control over us, and they could delay or prevent a change in our corporate control even if our other shareholders wanted it to occur.

As of June 30, 2008, our executive officers, directors, and principal shareholders who hold 5% or more of our outstanding common stock beneficially owned, in the aggregate, approximately 60.06% of our outstanding common stock. Furthermore, including preferred voting shares held by our president, insiders have a total of 73.60% of the voting shares (common and preferred) outstanding. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This could delay or prevent an outside party from acquiring or merging with us even if our other shareholders wanted it to occur.

In the event that we raise additional capital through the issuance of equity securities, or securities exercisable for or convertible into our equity securities, our shareholders could experience substantial dilution.

If we raise additional capital by issuing equity securities or convertible debt securities, our existing shareholders may incur substantial dilution. Further, any shares so issued may have rights, preferences and privileges superior to the rights, preferences and privileges of our outstanding common stock.

The market price of our common stock may be volatile.

The market price of our common stock has been and will likely continue to be highly volatile, as is the stock market in general. Some of the factors that may materially affect the market price of our common stock are beyond our control, such as changes in financial estimates by industry and securities analysts, conditions or trends in the industries, or public perception, or sales of our common stock. These factors may materially adversely affect the market price of our common stock, regardless of our performance.

In addition, the public stock markets have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

There is no assurance of an established public trading market, and the failure to establish one would adversely affect the ability of our investors to sell their securities in the public market.

Our common stock is not registered under the Exchange Act so that there is limited publicly available information on the Company. Our common stock, however, is traded on the Pink Sheets. Upon having our common stock registered under the Exchange Act, we intend to seek approval for trading on the OTC Bulletin Board. No assurance can be given that such approval will be obtained or the timing thereof. Even if such listing is obtained, the NASD has enacted recent changes that limit quotations on the OTC Bulletin Board to securities of issuers that are current in their reports filed with the Securities and Exchange Commission. The effect on the OTC Bulletin Board of these rule changes and other proposed changes cannot be determined at this time. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASD's automated quotation system (the "NASDAQ Stock Market"). Quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers as are those for the NASDAQ Stock Market. Therefore, prices for securities traded solely on the OTC Bulletin Board may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original offering price or at any price.

Factors which may adversely affect market prices of the Company's common stock.

Market prices for our common stock will be influenced by a number of factors, including:

- the issuance of new equity securities pursuant to a future offering or acquisition;

- changes in interest rates;

- competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

- variations in quarterly operating results;

- changes in financial estimates by securities analysts;

- the depth and liquidity of the market for our common stock;

- investor perceptions of our company

- general economic and other national conditions.

Shares eligible for future sale may adversely affect the market price of our common stock.

All of the current holders of our restricted common stock, including the former shareholders of the private Michigan corporation who received shares of our common stock in the Reverse Merger, are or will be eligible to sell all or some of their shares of common stock, under certain conditions, by means pursuant to Rule 144 promulgated under the Securities Act ("Rule 144"). In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144. In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the number of shares of common stock then outstanding, or the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

The above summarization of Rule 144 notwithstanding, Rule 144 is not available for the resale of securities initially issued by a shell company (reporting or non-reporting) or a former shell company. We are a former shell company. These securities can be resold only through a resale registration statement (such as the one this prospectus is a part of), unless certain conditions are met. These conditions are:

- the issuer of the securities has ceased to be a shell company;
  the issuer is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act;

- the issuer has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months, other than Form 8-K reports; and

- one year has elapsed since the issuer has filed current ''Form 10 information'' with the Commission reflecting its status as an entity that is no longer a shell company such as the registration statement of which this a part.

Our common stock is considered a "penny stock" and may be difficult to sell.

Our common stock is considered to be a "penny stock" since it meets one or more of the definitions in Rules 15g-2 through 15g-6 promulgated under Section 15(g) of the Exchange Act. These include but are not limited to the following: (i) the stock trades at a price less than $5.00 per share; (ii) it is NOT traded on a "recognized" national exchange; (iii) it is NOT quoted on the NASDAQ Stock Market, or even if so, has a price less than $5.00 per share; or (iv) it is issued by a company with net tangible assets less than $2.0 million, if in business more than a continuous three years, or with average revenues of less than $6.0 million for the past three years. The principal result or effect of being designated a "penny stock" is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis.

Additionally, Section 15(g) of the Exchange Act and Rule 15g-2 promulgated thereunder by the SEC require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account.

Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock." Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

Provisions in our certificate of incorporation and bylaws, both as amended, and under Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the shareholders of our company may deem advantageous. These provisions:

- authorize the issuance of "blank check" preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

- allow shareholders to request that we call a special meeting of our shareholders only if the requesting shareholders hold of record at least a majority of the outstanding shares of common stock;

- provide that the board of directors is expressly authorized to make, alter, amend or repeal our bylaws; and

- provide that business to be conducted at any special meeting of shareholders be limited to matters relating to the purposes stated in the applicable notice of meeting.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain, and if we fail to comply in a timely manner, our business could be harmed and our stock price could decline.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal controls over financial reporting, and attestation of our assessment by our independent registered public accountants. On September 22, 2005, the SEC extended the compliance dates for non-accelerated filers, as defined by the SEC, by one year. Accordingly, we believe that this requirement will first apply to our annual report for fiscal 2009. The SEC has recently proposed new rules on compliance with Section 404. In any event, the standards that must be met for management to assess the internal controls over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal controls over financial reporting. In addition, the attestation process by our independent registered public accountants is new and we may encounter problems or delays in completing the implementation of any requested improvements and receiving an attestation of our assessment by our independent registered public accountants. If we cannot assess our internal controls over financial reporting as effective, or our independent registered public accountants are unable to provide an unqualified attestation report on such assessment, investor confidence and share value may be negatively impacted.

We do not foresee paying cash dividends in the foreseeable future.

We have not paid cash dividends on our stock and do not plan to pay cash dividends on our common stock in the foreseeable future.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements. For example, statements regarding our financial position, business strategy and other plans and objectives for future operations, and assumptions and predictions about future product demand, supply, manufacturing, costs, marketing and pricing factors are all forward-looking statements. These statements are generally accompanied by words such as "intend," "anticipate," "believe," "estimate," "potential(ly)," "continue," "forecast," "predict," "plan," "may," "will," "could," "would," "should," "expect" or the negative of such terms or other comparable terminology. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. However, these forward-looking statements are inherently subject to known and unknown risks and uncertainties. Actual results or experience may differ materially from those expected or anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, regulatory policies, competition from other similar businesses, and market and general policies, competition from other similar businesses, and market and general economic factors. This discussion should be read in conjunction with the condensed consolidated financial statements and notes thereto included in this prospectus.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we project. Any forward-looking statement you read in this prospectus reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy, and liquidity. All subsequent forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this prospectus, which would cause actual results to differ before making an investment decision. We are under no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results.

USE OF PROCEEDS

We will not receive any proceeds from the resale of any of the shares offered by this prospectus by the selling shareholders.

DETERMINATION OF OFFERING PRICE

Since our stock is trading on the Pink Sheets (ETNL.PK) and the Pink Sheets are not recognized as an established trading market for securities, we and our selling shareholders have arbitrarily determined the initial fixed price at which the selling shareholders shares will be offered. Specifically, the selling shareholders will offer their shares at a price of $0.02 per share until our shares are quoted on the OTC Bulletin Board and after that at prevailing market prices or privately negotiated prices. We considered several factors in such determination, including the following:

- Prevailing industry market conditions, including the history and prospects for the industry in which we compete;
- Our financial condition ;
- General conditions in the securities markets;
- Our future prospects;
- Our limited operating history; and
- Our capital structure.

Accordingly, the offering price of the shares of common stock by the selling shareholders does not necessarily bear any relationship to established valuation criteria and may not be indicative of prices that may prevail at any time or from time to time in the future. Additionally, because we have no significant operating history and have not generated significant revenues to date, the price of selling shareholders' shares of common stock is not based on past earnings, nor is the price of the shares of common stock indicative of current market value of our assets. No valuation or appraisal has been prepared for our business and potential business expansion. You cannot be sure that a public market for any of our securities will develop and continue or that the shares of common stock will ever trade at a price higher than the offering price in this offering.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Prior to our reverse merger in February 2006, our common stock was not publicly traded. Currently, our common stock is traded on the pink sheets. Our symbol is ETNL.PK. Such over-the-counter quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. The Pink Sheets are not recognized as an established public trading market. The following chart shows the high and low bid prices per share per calendar quarter from when public trading resumed on the pink sheets.

	High Bid Price	Low Bid Price
Third Quarter 2006 (1)	$ 0.540	$ 0.0180
Fourth Quarter 2006	$ 0.019	$ 0.0016
First Quarter 2007	$ 0.014	$ 0.0010
Second Quarter 2007	$ 0.016	$ 0.0072
Third Quarter 2007	$ 0.013	$ 0.0070
Fourth Quarter 2007	$ 0.010	$ 0.0038
First Quarter 2008	$ 0.026	$ 0.0235
Second Quarter 2008	$ 0.017	$ 0.0165

Effective September 26, 2006, we effected a 4 to 1 forward split.

Subsequently, effective January 15, 2008, we effected a 1 to 20 reverse split. All of the above listed bid prices have been adjusted to reflect the September 26, 2006 and January 15, 2008 stock splits as if they had already occurred.

On June 30, 2008, there were at least 15 broker-dealers making a market in our common stock. On that date, the closing bid and asked prices of our common stock as traded on the Pink Sheets were $0.017 and $0.0165 per share, respectively.

Holders

As of June 30, 2008, we have 378,244,044 (post Reverse Split) shares of our common stock issued and outstanding. As of that date, our shares of common stock were held by approximately 1,800 shareholders of record. This does not include an indeterminate number of beneficial owners of securities whose shares are held in the names of various dealers and clearing agencies.

Securities authorized for issuance under equity compensation plans

We do not currently have any equity compensation plans.

Registration Rights

Except for the shares covered by the Form S-1 registration statement, as amended, that we have filed with the Securities and Exchange Commission of which this prospectus is a part, we have not granted registration rights to any of our shareholders or to any other person.

DIVIDENDS

We have not declared or paid any cash dividends on our common stock, and we currently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant. We currently intend to retain our earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

DILUTION

Since all of the shares of common stock being registered are already issued and outstanding, no dilution will result from this offering.

PLAN OF DISTRIBUTION

General

Each selling shareholder and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. The selling shareholders will sell at a price of $0.02 per share until our shares are quoted on the OTC Bulletin Board and after that at prevailing market prices or privately negotiated prices. Each selling shareholder will act independently from us in making decisions with respect to the manner, timing, price and size of each sale. A selling shareholder may use any one or more of the following methods when selling shares:

- ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- an exchange distribution in accordance with the rules of the applicable exchange;

- privately negotiated transactions;

- settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

- broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

- a combination of any such methods of sale;

- through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

- any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

We are required to pay certain fees and expenses incurred by us, incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus, which qualify for sale pursuant to Rule 144 under the Securities Act, may be sold under Rule 144 rather than under this prospectus. Each selling shareholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

Registration Obligations

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling shareholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

BUSINESS

Overview

The business of providing burial products for the deceased has literally been around for thousands of years. For almost as long a period of time, burial containers such as caskets have remained relatively unchanged. The modern funerary marketplace, although a considerably large and profitable industry, offers nothing unique or artistic in the way of casket designs. According to the National Funeral Directors Association as quoted by TheStandard.com., "Americans spend between $16 to $24 billion annually on funeral services and related expenses."

Within the funeral industry, customer loyalty is a foreign concept. Customer loyalty is only practiced to the extent of which funeral home an individual will choose, especially in rural areas where there has been a single, prominent funeral home for decades. When it comes to individual products, however, it is very rare for someone to say, "Because my father was buried in a solid bronze casket from Batesville, I would like to be as well." This lack of customer loyalty to specific brands opens for Eternal Image the door to a new realm of brand loyalty within the funeral industry.

Funeral services are, to most people, events that they remember for the rest of their lives, especially if the deceased was close to them. Eternal Image strongly feels that its products can add something special to the funeral service and consequently to the memory of the deceased individual. An Eternal Image casket or urn leaves a lasting impression upon those present so that, when it is time for *those* people to be in need of a funerary product, we believe that the Company's products come first to their minds. It is Management's opinion that when *one* family member is buried or cremated in one of these products, *other* family members will desire to have just as spirited a casket or urn, and will consequently create within their family a loyalty to Eternal Image's products.

Never before has branding been a concept in the funeral industry. For a consumer to actually choose a brand-name funerary product for themselves or a deceased loved one that best reflects their lifestyle and hobbies, is a revolutionary concept that will be epidemic in its scope and breadth. Branding is very important to Eternal Image, and vital if the Company wants to maintain a good image with the public. Through its own advertising efforts, coupled with its public relations firm, the Company's goal is to project the name of Eternal Image to funeral homes across the world as the number one source for exceptionally designed, premium brand-name funerary products.

The following are three basic choices that an individual faces when deciding on a casket for themselves (pre-need) or for a deceased loved one (immediate-need):

- Purchase a plain stainless steel, bronze, or fiberglass casket, and hire an artist to airbrush or paint a desired logo, design, or insignia on it,
- Select an interior fabric for the casket that reflects a personal affiliation (i.e. a camouflage pattern for a hunter; or stars and stripes for a veteran, etc.), or

- Accept the passé choices on the market and go with a standard casket or urn without any customization.

Some consumers, especially aging Baby Boomers, are beginning to see the appeal of branded caskets and are willing to both pre-order and pay extra for caskets designed with such things as golf scenes or even NASCAR colors. See "Casket and Death Report" a United States Market Analysis by John Schmidt for Casketstore.org. 2000. According to the National Funeral Director's Association, "(a) funeral is so much more than a way to say goodbye; it is an opportunity to celebrate the life of someone special. Today, a funeral can be as unique as the individual who is being honored. From simple touches like displaying personal photographs to events centered on a person's favorite pastime; funerals can reflect any aspect of a person's life and personality."

Eternal Image was formed to provide the consumer with unique and spirited, yet sophisticated and appropriate, choices for their casket or urn. Eternal Image's product line consists of many recognizable, high-profile brand names that will be detailed later in this plan.

Sales and Marketing Strategy

Urns and caskets capturing the essence of high-profile brands are the focal point of Eternal Image's product designs. The Company's product range features products that are inspired by The Vatican, Precious Moments, the American Kennel Club, The Cat Fanciers' Association, Star Trek, and Major League Baseball.

Because Eternal Image offers "brand name" products to the funeral market EI is in a unique position compared to its larger competitors. The larger manufacturers offer only a generic, commodity, casket and urn product and thus do not have any real incentive to direct market to the public. The opposite is true for EI and its branded product lines.

At Eternal Image we employ a two phase marketing concept we refer to as "push-pull" marketing.

The first component of this marketing style is to familiarize the funeral home industry with Eternal Image and our branded product lines so that when a consumer calls on a particular funeral home then that funeral home will be familiar enough with us that they will know how to contact us to obtain product. This is being accomplished by display advertising in the several funeral industry magazines (e.g. Funeral Business Advisor) on a monthly frequency for maximum institutional effect. Eternal Image sends out a direct mail brochure to over 21,000 funeral homes several times per year. In addition we supply marketing and sales materials to all of our distributors so that their sales representatives can present them to their funeral home clients around the country.

We also attend the giant industry trade show each year known as the NFDA show. (National Funeral Directors Association) In the most recent one (October 2007), we had a large, dominating presence with a new trade show booth that was created to showcase our products.

The second component of our "push – pull" strategy is to market directly to the public. Since we manufacture branded products we employ advertising in magazines directed at core enthusiasts in each brand target group. (e.g.; *Baseball Digest Magazine* to promote our Major League Baseball products. *Dog Fancy Magazine* to promote our American Kennel Club products, etc.)

We have already begun testing a 30 second television spot in the Boston market and maintain a consumer friendly web presence at www.Eternalimage.net to further our penetration into the public domain for increased awareness.

Finally, we have engaged the services of ASAPR Public Relations and Marketing (717 State Street, Sharptown, MD 21861). The initial term of this agreement was from March 22, 2006 through March 31, 2007. By its provisions, it is extendable for one year terms at our option. We have extended the the term through March 31, 2008. Pursuant to this extended agreement we pay ASAPR $6,000 per month. It is responsible for providing us with public relations and marketing expertise, consulting, and critiques. ASAPR is also responsible for promoting our business through a variety of media including radio, television, and print interviews with our management. This firm specializes in campaigns for its clients that increase brand awareness and public recognition. To date, they have succeeded in obtaining free publicity and exposure for us to the general public. Through their efforts, we have been seen on CBS, MSNBC, CNBC, ABC, Fox Business News, Wall Street.Net and written up by The New York Times, Detroit News, and many other networks, television stations, magazines and newspapers.

We believe that these efforts serve to drive the general public into the funeral homes asking for our products by name and the funeral homes know exactly where to call to get it when they do.

Target Sales Groups

We sell to multiple distributors over the United States and Canada. These distributors in turn sell to thousands Funeral Homes in their respective regions. Under certain circumstances, we may sell directly to a Funeral Home if there is no distribution coverage for that particular Funeral Home. Our pet products can be sold through Funeral Homes or pet retailers or online pet retailers. Pet products are the only products that we sell directly to the public through retailers. We are not dependent on any one or a few funeral directors or service conglomerates as a customer.

Funeral Directors

Funeral Directors can be reached one of two ways, depending on whether they run their funeral home independently, or are owned by a conglomerate. The Directors of independently run funeral homes can be approached on a one-on-one basis by the manufacturer's sales force, and can be provided with catalogs and brochures of the Company's products for customers to view. They can also have within their showroom any number of models that can be ordered immediately and delivered promptly. Funeral Directors that run a funeral home that is owned by a conglomerate, however, do not necessarily need to be approached one-on-one. The Purchasing Director for the parent company can be presented with the Company's products and can decide how many he or she would like to buy for his or her network of funeral homes.

Funeral Service Conglomerates

The largest funeral service conglomerates in the United States are Alderwoods Group (750 properties), Stewart Enterprises (450 properties), and Service Corporation International ("SCI") (over 1,100 properties). These providers, especially SCI, are committed to riding the wave of the future and are constantly signing up more affiliate locations. Eternal Image is very optimistic about the business that will come from these corporations.

Products and Product Design

Designs for the Company's products are done on a contract basis with a team of trained and experienced designers. Management simply informs the team of a desired product and awaits them to submit design ideas. A final artistic rendition materializes in about three week's time after Management has given input and feedback for the design.

An artistic rendering is then submitted to the Licensor for approval. When approved, the rendering then goes to a CAD engineer who begins creating the technical file with which model makers and factories eventually receive.

During each of the last two fiscal years ended December 31, 2006 and 2007, we have spent $231,502 and $0 on research and development activities, respectively. These costs have been borne by us and not any of our customers.

Regarding these designs, we currently have design patents pending for the following products: Major League Baseball urn; American Kennel Club urn; and The Vatican Library Collection urn. There is no assurance that any of these patent applications will be successful, or if, the patents are granted, that they will sufficiently protect us from infringement activities of competitors, or that we will have the financial resources to be able to enforce the patent protection if infringement occurs.

Caskets

Eternal Image provides consumers all over the country with unique and tastefully created caskets designed to reflect well known and respected brand-names. It is our intention to create caskets that are unforgettable works of art that will be fitting pieces for the deceased individual who is buried within them. They are not simply meant to be metal caskets with logos stamped onto them. Each casket has been designed to capture the very essence of a brand name so that the design will be instantly recognizable yet not deterring from the respectfulness in which funerals are handled. It is important to remember that the caskets designed by Eternal Image are not intended to be novelty items; rather, they are intended to distinguishable products that are appropriate centerpieces consistent with the trend towards 'themed arrangements'. They are fitting tributes to the brand-lover who is laid out in them.

The principle of 'capturing the essence of each brand' applies to each and every product. The quality that each brand has worked so hard to build and maintain will be carried through into Eternal Image's designs.

Caskets, in general, are manufactured from a variety of materials. Hardwoods commonly used are: walnut, mahogany, cherry, maple, oak, pecan, poplar, and pine. Metals commonly used are: bronze, copper, stainless steel, and steel. The effects and appearance that come with each of these materials can be easily achieved with composite.

Composite casket sales are gaining recognition as being the longest lasting product to use in terms of how quickly caskets decay. They are also very lightweight, which translates to a substantial savings in shipping costs for the Company's manufacturer. Eternal Image plans to manufacture all of its caskets out of fiberglass.

It should also be noted that the range of casket prices within the United States is quite large. Base model caskets can start at $899, while gold-plated caskets top out at $20,000 apiece. The most popular caskets that were sold in the United States in 2000 were priced in the range of $2,500—$6,500 apiece retail. The market is certainly ready for spirited, creative caskets that can be priced all over the spectrum depending on their materials and features.

To date, we have not sold any caskets.

Urns

Urns also come in a variety of materials, and Eternal Image uses various materials for its creations. Eternal Image's urns are artistically sculptured, and fitting for any home décor.

Since January 2006 through March 31, 2008, we have sold 2,091 urns.

Additional Products

Eternal Image believes that the initiation of its plan will and its product line, will likely result in the revolutionizing of the funeral industry. As a result of our efforts, we believe that brand-name funerary products are going to become increasingly popular. We are committed to staying the leader by rounding up licensing rights of any brand that is deemed appropriate for funerary designs.

Apart from caskets and urns, however, Eternal Image has already secured rights with Major League Baseball and Star Trek for vault covers; and with the American Kennel Club and the Cat Fanciers' Association for garden memorial markers. This will further expand the Company's product line and lets the consumer use the theme of the brand in ways other than simply caskets and urns.

Regarding our vault covers, we have the right to manufacture and sell them under our licensing agreements with Major League Baseball and Star Trek. Although we have begun the manufacturing process for both types of vault covers, to date we have not sold any. Our distribution partner, Wilbur Vault Co., has been testing the concept on its customer base over the last six months.

Pricing

The Company does not want its products to be considered exclusive in nature. While there will be designer-label models that will price higher than the others, it is the desire of Management that the loyal fans of all popular brand-names will be able to purchase or at least plan to *pre-purchase* the product that most appeals to them.

The Company's 2008 MSRP on most urns is $799, and $4,499 for caskets.

Licensing Agreements

In July 2004, we retained the services of a licensing agent, Woodrow Browne of Building Q, LLC, Medford, NJ, to obtain licensing arrangements for our designer funerary products. Pursuant to the terms of the agreement with Building Q, LLC, the licensing agent is also responsible for managing and maintaining the company's current licensing relationships. In connection with this, Building Q attends various tradeshows, both in the Funeral and Licensing industries, on the Company's behalf in its effort to pursue new licensing opportunities. Furthermore, Building Q consults with us to determine the future licensing opportunities that the Company should consider. Building Q is paid a monthly consulting fee of $1,000 plus a one-time bonus of $2,500 upon the closing of a new licensing agreement. In addition, the agent receives 2% of Gross Sales on products under licenses which they helped secure, until the agreement with Building Q expires and/or is modified.

To date, we have licensing agreements with Precious Moments, Inc., The Vatican Library Collection, Major league Baseball, the American Kennel Club, the Cat Fanciers Association Star Trek, and Collegiate Licensing Company. These license agreements expire between 2008 and 2010, and the fees range from 8% to 11% of product sales.

Independent Sales Distributors

We currently retain the services of 14 independent sales distributors to market our products to independent funeral homes and funeral home conglomerates. No contracts exist for the distributors.

Contract Manufacturers

We do not manufacturer our own products but currently utilize the services of three agent-contractor manufacturers. They are Credeman Solutions, Inc. (Spirit Lake, IA), Multi-Trade Global Sourcing Corporation (Orlando, FL) and United Global Sourcing Inc. (Troy, Michigan). We do not have written contracts with any of these manufacturers. In the future, more manufacturers can be added as product needs change.

We believe that we have a good relationship with these manufacturers. If any or all of them were not able, for any reason, to manufacture our products, we feel that we could find adequate replacements at comparable costs. However, if we were unable to do so, our business would be adversely affected.

Suppliers

We do not have a written supply agreement with any supplier. Since we have developed a relationship with our major supplier, it has recently begun providing us product on a "net 30 day" basis, wherein we are required to pay for the products within 30 days of their delivery. This new arrangement is a material help to our cash flow since prior to this, we were required to pay up to four months in advance. Four months is typically the production cycle from order to delivery date. We are negotiating with this company to enter into a formal written agreement. Until such time, we would be risking a significant competitive disadvantage to reveal the name of said supplier. Because we do not have a written agreement, it is not enforceable and this arrangement can be cancelled or changed to our detriment at anytime. Although we believe that there are adequate alternatives if the supplier terminates this arrangement, we cannot give any assurance that adequate alternatives will be available to us, or if available, on reasonable terms.

Regulation

We are not aware of any governmental regulation that effects our business. However, such regulation may be enacted in the future. If so, it would increase the cost of our doing business and effect the chance of our becoming profitable.

Competition

We are attempting to create a new market in the designer funerary product industry and therefore do not have any direct competition in this area. However, there are a number of larger companies in the casket and urn business that have greater financial resources and experience than our company. They include: Batesville Casket Corporation (a division of Hillenbrand Industries), the Aurora Casket Company and the York Casket Corporation.

There are no barriers to entry into the designer funerary product industry other than obtaining the licensing agreements with various attractive brand names. If other casket companies were able to obtain attractive licensing arrangements with brand names, we may not be able to compete with them insofar as those licenses are concerned.

Our principal methods of competition include: a) Taking advantage of our unique position of being the only brand-name product manufacturer currently in funeral business marketplace; b) Marketing the core appeal of our brand-name products directly to that brand's consumer base; and c) Consumer-focused advertising that drives the consumer directly to our retailers such as funeral homes, directors, distributors and funeral home conglomerates.

Properties

We lease our 2,000 square foot office facilities at 28800 Orchard Lake Road, Suite 130, Farmington Hills, MI 48334. The office phone number is 248.932.3333, and the fax number is 248.932.3006. We feel these facilities are adequate for the foreseeable future. The lease term began in April 2006 and terminating 65 months thereafter. It calls for annual rental payments of $37,031 for years 2007 through 2010, and $27,773 in 2011.

We currently lease one company car. It is on a pre-paid lease in the amount of $33,921 for 24 months.

Employees

We have employment agreements with three of our officers: Clint Mytych, our President and CEO, Nick Popravsky, our Vice President of Sales and Marketing, and Donna Shatter, our Vice President of Operations. We intend to enter into an employment agreement with our Vice president and Chief Financial Officer, James Parliament in the near future. David DeAvila is our Director of Sales. The provisions of our employment agreements are summarized in "Executive Compensation", below.

In addition, we retain a number of independent contractors for office support and customer service roles.

ETERNAL IMAGE, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006
(AUDITED)

MARCH 31,2008 AND 2007
(UNAUDITED)

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Eternal Image, Inc.

We have audited the accompanying balance sheets of Eternal Image, Inc. as of December 31, 2007 and 2006 and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the years in the two-year period ended December 31, 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express and opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eternal Image, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Eternal Image, Inc. will continue as a going concern. As more fully described in the notes to the financial statements the Company has incurred significant losses from operations which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in the notes. The December 31, 2007 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Demetrius & Company, L.L.C.

Wayne, New Jersey
July 30, 2008

ETERNAL IMAGE, INC.
BALANCE SHEETS

	December 31, 2007 (Audited)	December 31, 2006 (Audited)	March 31, 2008 (Unaudited)
ASSETS			
Current Assets:			
Cash	$ 38,012	$ 88,569	$ 36,659
Accounts Receivable	60,420	-	65,326
Inventories	454,301	-	403,785
Advanced Royalties	247,273	-	200,000
Deposits with Suppliers	199,650	-	199,650
Advance Marketing Expenses	-	20,000	-
Total Current Assets	999,656	108,569	905,420
Fixed Assets:			
Furniture, Office Equipment and			
Product Design and Tooling, net	420,940	254,317	396,112
Other Assets:			
Goodwill	-	23,500	-
Advance Royalties	8,000	337,500	225,644
Security Deposit	-	3,495	-
Other Assets, net	52,615	24,068	51,119
Total Other Assets	60,615	388,563	476,763
Total Assets	$ 1,481,211	$ 751,449	$ 1,578,295
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities:			
Accounts Payable and Accrued Expenses	$ 207,830	$ 335,030	$ 140,374
Royalties Payable	-	-	174,863
Customer Deposit	-	2,290	-
Notes Payable, Current Portion	745,227	121,015	1,040,482
Total Current Liabilities	953,057	458,335	1,355,719
Long Term Liabilities:			
Notes Payable	50,258	78,743	48,412
Total Liabilities	1,003,315	537,078	1,404,131
Stockholders' Equity			
Preferred Stock - $.001 par value:			
1,925,000,000 shares authorized,			
issued and outstanding	1,925,000	-	1,925,000
Common Stock - $.001 par value:			
5,800,000,000 shares authorized			
169,961,553, 91,095,949, and 176,917,812 shares			
issued and outstanding	169,962	91,096	176,926
Treasury Stock	(7,500)	15,000	-
Additional Paid in Capital	6,003,137	5,259,076	9,900,423
Accumulated Deficit	(2,461,902)	-	(6,677,384)
Accumulated Deficit During Development Stage	(5,150,801)	(5,150,801)	(5,150,801)
Total Stockholders' Equity	477,896	214,371	174,164
Total Liabilities and Stockholders' Equity	$ 1,481,211	$ 751,449	$ 1,578,295

The accompanying footnotes are an integral part of the financial statements.

ETERNAL IMAGE, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2007 (Audited)	Year Ended December 31, 2006 (Audited)	Three Months Ended March 31, 2008 (Unaudited)	Three Months Ended March 31, 2007 (Unaudited)
Revenue	$ 309,147	$ -	$ 97,519	$ 165,530
Cost of Goods Sold	230,212	-	68,889	107,714
Gross Profit	78,935	-	28,630	57,816
Operating Expenses:				
Salaries	1,131,091	208,758	3,869,306	69,399
Travel and Entertainment	36,141	27,347	7,879	12,350
Professional Fees	231,120	42,598	43,518	6,900
Payroll Taxes and Employee Benefits	68,218	21,653	19,640	16,323
Consulting Fees and Commissions	157,438	4,304,173	1,477	312,625
Rent	37,896	27,757	10,295	9,823
Public Relations and Marketing	487,332	97,127	196,995	76,603
Product Licensing and Royalties	129,225	157,500	10,930	22,189
General and Administrative	139,695	72,985	44,434	54,553
Depreciation and Amortization	97,691	16,816	38,984	12,794
Total Operating Expenses	2,515,847	4,976,714	4,243,458	593,559
Loss Before Other Income and (Expense)	(2,436,912)	(4,976,714)	(4,214,828)	(535,743)
Other Income (Expenses):				
Interest and Dividend Income	1,093	2,421	211	721
Miscellaneous Income	5,000	-	5,000	(934)
Interest Expense	(7,583)	(13,518)	(1,012)	-
Loss on Sale of Securities	-	-	(4,853)	-
Goodwill Impairment	(23,500)	-	-	-
Gain on Sale of Equipment	-	539	-	-
Total Other Income (Expenses)	(24,990)	(10,558)	(654)	(213)
Net Loss	$ (2,461,902)	$ (4,987,272)	$ (4,215,482)	$ (535,956)
Basic and diluted net loss per common share	($0.11)	($1.37)	($0.04)	($0.04)
Weighted average common shares outstanding	22,844,551	3,637,304	106,348,401	13,189,082

The accompanying footnotes are an integral part of the financial statements.

ETERNAL IMAGE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 (AUDITED)
AND THE THREE MONTHS ENDED MARCH 31, 2008 (UNAUDITED)

Description	Common Shares	Preferred Shares	Par Value Amount Common	Par Value Amount Preferred	Par Value Amount Treasury	Additional Paid In Capital	Accumulated Deficit During Development Stage	Accumulated Deficit March 31, 2008	Totals
Balance as of January 1, 2006	-	-	$ -			$ -	$ (163,529)	$ -	$ (163,529)
Issuance of common stock for fees and services	51,614,819	-	51,615			4,200,161	-	-	4,251,776
Issuance of common stock for loan repayments	150,000	-	150			99,850	-	-	100,000
Issuance of common stock for cash	39,331,130	-	39,331			974,065	-	-	1,013,396
Net Loss for the period ending December 31, 2006	-	-	-			-	(4,987,272)	-	(4,987,272)
Balance as of December 31, 2006	91,095,949	-	91,096			5,274,076	(5,150,801)	-	214,371
Issuance of preferred stock for Executive Compensation	-	1,925,000,000		1,925,000		(1,825,000)	-	-	100,000
Issuance of common stock for Executive Compensation	15,750,000	-	15,750			726,750	-	-	742,500
Issuance of common stock for fees and services	2,250,000	-	2,250			188,850	-	-	191,100
Issuance of common stock for loan repayments	23,383,104	-	23,383			1,243,617	-	-	1,267,000
Issuance of common stock for cash	37,482,500	-	37,483			394,844	-	-	432,327
Purchase of Treasury Stock	-	-			(7,500)	-	-	-	(7,500)
Net loss for the period ending December 31 , 2007	-	-	-			-	-	(2,461,902)	(2,461,902)
Balance as of December 31, 2007 (audited)	169,961,553	1,925,000,000	169,962	1,925,000	(7,500)	6,003,137	(5,150,801)	(2,461,902)	477,896
Issuance of common stock for Executive Compensation	6,750,000	-	6,750			3,791,250	-	-	3,798,000
Issuance of common stock for fees and services	156,250	-	155			93,595	-	-	93,750
Issuance of common stock for cash	50,009	-	59			12,441	-	-	12,500
Sale of Treasury Stock		-	7,500			-	-	-	7,500
Net loss for the period ending March 31, 2008	-	-	-			-	-	(4,215,482)	(4,215,482)
Balance as of March 31, 2008 (unaudited)	176,917,812	1,925,000,000	$ 184,426	$ 1,925,000	$ (7,500)	$ 9,900,423	$,150,801)	$(6,677,384)	$ 174,164

The accompanying footnotes are an integral part of the financial statements.

ETERNAL IMAGE, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2007 (Audited)	Year Ended December 31, 2006 (Audited)	Three Months Ended March 31, 2008 (Unaudited)	Three Months Ended March 31, 2007 (Unaudited)
Cash Flows from Operating Activities:				
Net Loss	$ (2,461,902)	$ (4,987,272)	$ (4,215,482)	$ (535,956)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities:				
Depreciation	92,317	6,964	37,488	12,221
Amortization	28,874	9,852	1,496	573
Gain on Sale of Equipment	-	(539)	-	-
Loss on Sale of Securities	-	-	4,853	-
Retirement of Other Assets	-	6,445	-	-
Preferred Stock Issued for Executive Compensation	1,925,000	-	-	-
Common Stock Issued for Executive Compensation	742,500	-	3,798,000	-
Common Stock Issued for Services	191,100	4,251,776	93,750	312,625
Common Stock Issued for Loans	1,267,000	100,000	-	-
Proceeds from Additional Paid in Capital	(1,825,000)	-	-	-
(Increase) Decrease in:				
Accounts Receivable	(60,420)	-	(4,906)	(107,509)
Inventories	(454,301)	-	50,516	(131,970)
Deposits with Suppliers	(199,650)	-	-	-
Advance Royalties	(97,774)	(215,000)	9,630	(5,456)
Advance Marketing Expenses	20,000	(20,000)	-	-
Security Deposit	-	(2,895)	-	-
Rent Deposit	3,494	-	-	-
Increase (Decrease) in:				
Accounts Payable and Accrued Expenses	52,801	335,030	(72,593)	136,566
Customer Deposit	(2,290)	2,290	-	-
Net Cash Provided by (Used in) Operating Activities	(778,251)	(513,349)	(297,248)	(318,906)
Cash Flows from Investing Activities:				
Purchase of Fixed Assets	(258,940)	(247,032)	(12,660)	(12,998)
Purchase of Intangible Assets	(33,921)	(23,500)	-	-
Purchase of Treasury Stock	(7,500)	-	-	-
Proceeds from Sale of Treasury Stock	-	-	2,600	-
Proceeds from Sale of Fixed Assets	-	768	-	-
Net Cash Used in Investing Activities	(300,361)	(269,764)	(10,060)	(12,998)
Cash Flows from Financing Activities:				
Proceeds from Sale of Common Stock	432,327	786,623	1,170	693,000
Proceeds from Additional Paid in Capital	-	226,773	11,329	(383,860)
Proceeds from Notes Payable	1,140,000	-	295,256	-
Principal Payments of Notes Payable	(544,272)	(171,789)	(1,800)	(8,655)
Net Cash (Used in) Provided by Financing Activities	1,028,055	841,607	305,955	300,485
Net (Decrease) Increase in Cash	(50,557)	58,494	(1,353)	(31,419)
Cash, Beginning	88,569	30,075	38,012	88,569
Cash, Ending	$ 38,012	$ 88,569	$ 36,659	$ 57,150
Cash Paid During the Year for:				
Interest	$ 1,042	$ 7,219	$ 1,012	$ 934
Non-Cash Transactions:				
Capital Stock Issued for Services	$ 191,100	$ 4,251,776	$ 3,891,750	$ 171,750
Capital Stock Issued for Executive Compensation	$ 742,500	$ -	$ -	$ 3,720,000
Capital Stock Issued for Payment on Loans	$ 1,267,000	$ 100,000	$ -	$ -

The accompanying footnotes are an integral part of the financial statements.

ETERNAL IMAGE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006, (AUDITED)
AND FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007 (UNAUDITED)

Nature of Operations

Eternal Image was incorporated January 31, 2006 in the State of Delaware. Eternal Image, Inc. ("Eternal Image") ("The Company") is the first manufacturer of branded, licensed funerary products for humans and pets and has established it as its one reportable segment. Eternal Image secures license agreements with appropriate brand licensors and develops funerary products (such as caskets, urns, and vaults) using the brand logo and images prominently in the design of the product.

Once a license is secured, Eternal Image works with designers and engineers to create product drawings and prototypes. The prototypes are then approved by the brand license holder. Once approval has been received by the brand licensor, Eternal Image then outsources the product for manufacture with its sole manufacturing representative in China. Eternal Image utilizes a distribution network that in turn supplies Funeral Homes throughout the United States.

From inception until December 31, 2006 the Company was in the development stage and had accumulated a deficit of $5,150,801. In January, 2007 the Company had achieved planned operations and began generating revenue from sales.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
Eternal Image, Inc. acquired all of the shares of Diamics, Inc. in an exchange of stock transaction and it became a 100% owned subsidiary of Eternal Image, Inc. The acquisition was accounted for as a reverse acquisition. Eternal Image, Inc has been treated as the acquirer of Diamics, Inc. for financial reporting purposes as its shareholders control more than 50% of the post transaction of the combined company. Therefore, the accompanying presentation presents the historical financials of Diamics, Inc., and the accounting acquirer.

The Company's policy is to prepare its financial statements in conformity with generally accepted accounting principles. Consequently, certain revenue and the related assets are recognized when incurred rather than when received, and certain expenses and he related liabilities are recognized when the obligation is incurred rather than paid. Depreciation expense under generally accepted accounting principles is spread over the estimated useful lives of the assets using straight-line and certain accelerated methods.

The accompanying unaudited financial statements for the three months ended March 31, 2008 and 2007 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information, pursuant to the rules and regulations of the Securities and Exchange Commission. The results for the periods indicated are unaudited, but reflect all adjustments (consisting only of normal recurring adjustments)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and notes payable. These financial instruments are carried at cost, which, unless otherwise disclosed, approximates fair market value due to their short maturities.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

The Company's cash and cash equivalents are held principally at three financial institutions and at times may exceed insured limits.

ETERNAL IMAGE, INC.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED):

Accounts Receivable
Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of Accounts Receivable.

Furniture, Equipment, Product Development Costs and Depreciation
Furniture, equipment and product costs are stated at cost. Depreciation of furniture and equipment is determined on the straight-line and accelerated methods over the estimated useful lives of the assets.

Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of furniture or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income (the results of operations).

Royalties
The Company enters into agreements to license trademarks, copyrights and patents. The agreements may call for minimum amounts of royalties to be paid in advance and throughout the term of the agreement which are nonrefundable in the event that product sales fail to meet certain minimum levels. Advance royalties resulting from such transactions are stated at amounts estimated to be recoverable from future sales of the related products. The Company expenses royalties at the time liabilities under license agreements are incurred and expenses the balance of the prepaid portion at the end of the royalty term in accordance with the Financial Accounting Standards Board Statement of Financial Accounting No. 50.

In December, 2007, an agreement was signed with The Collegiate Licensing Company, an agent for various individual Collegiate Institutions, for Eternal Image, Inc. to produce and sell certain collegiate licensed caskets, urns and vaults.

An initial fee is paid to each licensor desired by Eternal Image, Inc. for the rights to use their names and identifying indicia without limitation. Each licensor has its own advance royalty fee and rate.

The term of the agreement with The Collegiate Licensing Company is January 1, 2008 to December 31, 2008.

Impairment of Long-Lived Assets
The Company periodically reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is determined to exist if estimated undiscounted future cash flows are less than the carrying amount of the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill
Goodwill of $23,500 resulted from a merger to a public shell company in 2006. This asset was reviewed for impairment at December 31, 2007, was determined to be worthless, and was written off.

Patents
The Company capitalizes its expenditures relating to the filing and maintenance of its patents and amortizes such costs over the estimated useful life of the patent, which generally approximates fifteen years. Accumulated amortization was for the years ended December 31, 2007 and 2006 was $2,895 and $2,087, respectively. Amortization expense relating to patents for the years ended December 31, 2007 and 2006 was $808 and $808, respectively.

Income Taxes
The Company accounts for income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statements and income tax bases of assets and liabilities, using enacted tax rates. Additionally, net deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is uncertain whether some portion or all of the net deferred tax assets will be realized. There is no current provision for corporate income tax for the year ended December 31, 2007 and 2006 as the Company generated a net loss for income tax purposes.

ETERNAL IMAGE, INC.
NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED):

Basic and Diluted Loss per Common Share
The Company displays earnings (loss) per share in a dual presentation of basic and diluted earnings (loss) per share. Basic earnings (loss) per share includes no dilution and is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding for the period.

Outstanding common stock options, warrant, convertible preferred shares and convertible notes payable have not been considered in the computation of diluted earnings per share amounts, since the effect of their inclusion would be antidilutive. Accordingly, basic and diluted earnings (loss) per share are identical.

Advertising
The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2007 and 2006 were $358,310 and $58,966, respectively.

Stock Based Compensation
Under the provision of SFAS 123, *employee stock awards* under the company's compensation plan can either be expense based on the fair value of the stock options or to use intrinsic value method set forth in Accounting Principles Board Opinion 25, "Accounting for Stock issued to Employees" (APB 25), and related interpretations. The company has elected to measure compensation expense for cost of services received from employees in a share-based payment transaction using fair market value of the underlying stock awarded on the date of grant net of any employees pay (or obligated to pay) for the stock granted.

The Company measures compensation expense for its non-employee stock-based compensation under the Financial Accounting Standards Board (FASB) Emerging Issued Task Force (EITF) Issue No. 96-18, "Accounting for Equity Instruments that are issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". The fair value of the stock awarded is used to measure the transaction, as this is more reliable than the fair value of services received. Fair value is measured as the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the stock award is charged directly to compensation expense and additional paid-in-capital.

Inventories:
Inventory is based on a physical count, and represents the amount of finished goods priced at the lower of cost or market, on the average cost basis.

Recently Issued Accounting Standards
In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides accounting guidance on the definition of fair value and establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We plan to adopt the provisions of SFAS 157 on November 1, 2008. The implementation of SFAS 157 is not expected to have a material impact on our results of operations or financial condition.

Going Concern
The Company has suffered losses from operations that may raise doubt about the Company's ability to continue as a going concern. The Company may raise additional capital through the sale of its equity securities, through debt securities, or through borrowings from financial institutions. Management believes that actions presently being taken to obtain additional funding provide the opportunity for the Company to continue as a going concern.

ETERNAL IMAGE, INC.
NOTES TO FINANCIAL STATEMENTS

2. FURNITURE, OFFICE EQUIPMENT, AND PRODUCT DESIGN AND TOOLING

Furniture, Office Equipment, and Product Design and Tooling are summarized as follows :

		December 31, 2007		December 31, 2006		March 31, 2008
Furniture and Fixtures	$	17,299	$	17,299	$	17,299
Office Equipment		16,508		13,968		16,508
Product Design and Tooling		487,902		231,502		500,562
		521,709		262,769		534,369
Less Accumulated Depreciation		100,769		8,452		138,257
	$	420,940	$	254,317	$	396,112

Depreciation expense for the years ended December 31, 2007 and 2006 was $92,317 and $6,964, respectively.

3. OTHER ASSETS

Other assets are summarized as follows:

		December 31, 2007		December 31, 2006		March 31, 2008
Organizational Cost	$	12,443	$	12,443	$	12,443
Patents and Copyrights (Note 1)		12,120		12,120		12,120
Auto Lease Capitalized Cost		33,921		2,954		33,921
Loan Fees		1,620		1,620		1,620
		60,104		29,137		60,104
Less Accumulated Amortization		7,489		5,069		8,985
	$	52,615	$	24,068	$	51,119

Amortization expense for the years ended December 31, 2007 and 2006 was $28,874 and $9,852, respectively.

ETERNAL IMAGE, INC.
NOTES TO FINANCIAL STATEMENTS

4. LONG TERM DEBT

Long term debt consists of the following:

	December 31, 2007 (Audited)	December 31, 2006 (Audited)	March 31, 2008 (Unaudited)
6.75% note payable to Fifth Third Bank, in monthly installments of $689, including interest, secured by personal guarantees of Clint Mytych and Donna Shatter, shareholders and officers of Eternal Image, Inc., and Roy Mytych. Final payment is due May, 2009.	$ 40,284	$ 46,901	$ 38,437
2% unsecured note payable to J. Scott Watkins, in monthly installments of $2,211, including interest. Final payment was due December, 2007. This note was paid in full on June 24, 2008.	3,746	26,250	3,746
8.25% unsecured note payable to Woodrow Browne, in three installments of $25,000. Final payment was due October, 2007. This creditor has agreed to an extension of the payment terms to December 31, 2008.	50,000	75,000	50,000
20.0% note payable to North Atlantic Resources, LTD, secured by all assets of the Company, payable in full on February 28, 2008. This note shall be convertible into shares of the Company's common stock at the discretion of the Company in lieu of cash payment. This creditor has agreed to an extension of the payment terms until December 31, 2008	650,000		650,000
5% unsecured note payable to Clint Mytych, shareholder and officer of Eternal Image, Inc., in monthly installments of $1,305 including interest. Final payment is due May, 2009.	21,378	29,750	21,378
5% unsecured note payable to Donna Shatter, shareholder and officer of Eternal Image, Inc., in monthly installments of $1,836, including interest. Final payment is due June, 2009.	30,077	21,857	30,077
Non-interest bearing note payable to Robert LeRea a shareholder of Eternal Image, Inc., due on demand.	-	-	5,000
Non-Interest bearing note payable to Nick Popravsky, shareholder and officer of Eternal Image, Inc., due on demand.	-	-	12,500
Non-Interest bearing note payable to James Parliament, a shareholder and officer of Eternal Image, Inc., due on demand.	-	-	27,756
20% unsecured note payable to Coastal Investments, payable in full June, 2008. This creditor has agreed to an extension of the payment terms until December 31, 2008	-	-	250,000
	795,485	199,758	1,088,894
Less: Current Portion	745,227	121,015	1,040,482
Long Term Debt	$ 50,258	$ 78,743	$ 48,412

Maturities of long term debt are as follows:

	December 31, 2007 (Audited)	December 31, 2006 (Audited)	March 31, 2008 (Unaudited)
2007	$ -	$ 121,015	$ -
2008	745,225	31,509	1,040,482
2009	50,260	47,234	48,412
	$ 795,485	$ 199,758	$1,088,894

ETERNAL IMAGE, INC.
NOTES TO FINANCIAL STATEMENTS

5. COMMITMENTS OFFICE LEASE

On April 24, 2006, the Company entered into a sixty-five (65) month operating lease for its current office space in Farmington Hills, Michigan. The lease calls for escalating monthly payments over the next five years.

Future minimum rental costs under this lease for the next five years is as follows:

	Annually
2008	$ 37,031
2009	37,031
2010	37,031
2011	37,031

Public Relations and Marketing

The Company entered into a one (1) year agreement with ASAPR, Inc., a Public Relations and Marketing firm. The period of the agreement was March 22, 2006 through March 31, 2007. Currently services are being provided on a monthly basis with no set term. These fees are being expensed as paid.

Fees are payable as follows:

	Per Month
April, May and June, 2006	$ 5,000
July, 2006 through March, 2007	$ 6,500
Total Agreement	$ 73,500

Fees and expenses paid to ASAPR, Inc. for the periods ended December 31, 2007 and 2006 and March 31, 2008 were $77,661, $37,441, and $25,853, respectively.

Purchase Commitments

The Company had purchase commitments of $972,957 at December 31, 2007.

Licensing Consultant

In January 2007, the Company renewed an agreement with Building Q. This agreement establishes Building Q as the Company's sole and exclusive licensing consultant, offering advice, counsel and general assistance with respect to seeking and obtaining licenses from third party licensors for the Company's casket and urn lines. A monthly fee of $2,500 and a two (2%) percent commission of the Company's net sales of all licensed products that were sold, distributed or shipped under any third party license agreement are payable to Building Q for services rendered under this agreement. This agreement is renewable annually. Fees and commissions paid to Building Q under this agreement for the years ended December 31, 2007 and 2006 were $20,581 and $26,856 respectively.

License Agreements

The Company develops and produces its products under license agreements with third parties. The amounts paid periodically under terms of these agreements usually range from 8% to 11% of the net sales of the licensed products. The Company is obligated for guaranteed minimum royalty and other license payments at December 31, 2007 as follows:

	December 31,
2008	$ 225,000
2009	47,000
2010	15,000
Total	$ 287,000

6. EMPLOYMENT AGREEMENTS

On March 15, 2006, the Company entered into a five year employment agreement with Clint Mytych to serve as President, Chief Executive Officer and Chairman of the Board of Directors. This agreement calls for an annual base salary of $75,000 per year. At the expiration date, this agreement will be considered renewed for regular periods of one year, provided neither party submits notice of termination. Should the employer terminate the employee for any reason then the employer shall pay the employee 70% of the balance of the employment contract within 5 business days. In no case shall this balance be less than $50,000. Employee can only be terminated by majority vote of the board of directors. Employee shall receive a monthly vehicle allowance not to exceed $2,000 per month. This allowance shall continue for a period of one year beyond any termination date of employee. Salary payable to Clint Mytych relating to 2006 under this agreement was $27,986 at December 31, 2007.

On March 15, 2006, the Company entered into a five year employment agreement with Donna Shatter, mother of Clint Mytych, to serve as Vice-President and a member of the Board of Directors. This agreement calls for an annual base salary of $65,000 per year. At the expiration date, this agreement will be considered renewed for regular periods of one year, provided neither party submits notice of termination. Should the employer terminate the employee for any reason then the employer shall pay the employee 70% of the balance of the employment contract within 5 business days. In no case shall this balance be less than $50,000. Employee can only be terminated by majority vote of the board of directors. Employee shall receive a monthly vehicle allowance not to exceed $2,000 per month. This allowance shall continue for a period of one year beyond any termination date of employee. Salary payable to Donna Mytych relating to 2006 under this agreement was $25,600 at December 31, 2007.

On March 15, 2006, the Company entered into a five year employment agreement with Wallace N. Popravsky to serve as Vice-President. This agreement calls for an annual base salary of $65,000 per year. At the expiration date, this agreement will be considered renewed for regular periods of one year, provided neither party submits notice of termination. Should the employer terminate the employee for any reason then the employer shall pay the employee 70% of the balance of the employment contract within 5 business days. In no case shall this balance be less than $50,000. Employee can only be terminated by majority vote of the board of directors. Employee shall receive a monthly vehicle allowance not to exceed $2,000 per month. This allowance shall continue for a period of one year beyond any termination date of employee. Salary payable to Wallace N. Popravsky relating to 2006 under this agreement was $32,259 at December 31, 2007.

7. STOCKHOLDERS' EQUITY

Common Stock Transactions:
During the fiscal year ended December 31, 2006, the following were issued:

- 829,370,000 shares of restricted common stock were issued for consulting services valued at $3,192,145.
- 3,000,000 shares of restricted common stock were issued to C. Woodrow Browne as payment for $100,000 in debt incurred in 2005.
- 202,926,378 shares of common stock were issued due to a four for one stock split. $1,059,631 was distributed to all shareholders. All prior periods have been adjusted to reflect this split.
- 786,622,602 shares of common stock were issued to various shareholders for cash.

Warrants:
On January 18, 2006, as part of its acquisition of International Testing from Carley Enterprises, Eternal Image, Inc., issued 6,000,000 warrants exercisable at $.10 a share 5 years from date of issuance.

During the fiscal year ended December 31, 2007, the following were issued:

Preferred Stock Transactions: On July 25, 2007, Clint Mytych, Chief Executive Officer and Chairman of the Board of Directors was awarded 1,925,000,000 shares of preferred stock. Preferred shares have a 10 to 1 voting right over common shares, and were issued to mitigate the risk of a hostile takeover. The total value of these shares at par is $1,925,000.

Stock Split: On January 15, 2008 the Company's board of directors declared a 1:20 reverse stock split. Accordingly, all numbers of common shares and per share data have been restated to reflect the stock split. The par value of the reduced shares of common stock has been credited to additional paid in capital.

ETERNAL IMAGE, INC.
NOTES TO FINANCIAL STATEMENTS

8. INCOME TAXES

Income tax benefits are summarized as follows:

	December 31, 2007	December 31, 2006
Federal	$ -	$ -

There is no current provision for corporate income tax for the year ended December 31, 2007 as the Company generated net losses for income tax purposes. At December 31, 2007 the Company had available for federal income tax purposes net operating loss carryforwards of approximately $2,208,865 that will expire in 2026, and contribution carryforward of $3,620. The tax effects of temporary differences that give rise to deferred tax assets and liabilities are summarized as follows:

	December 31, 2007	December 31, 2006
DEFERRED TAX ASSETS:		
Net operating loss carryforwards	$ 2,213,827	$ 720,524
Less: Valuation allowance	(2,213,827)	(720,524)
Net deferred tax assets	-	-

The reconciliation of estimated income taxes attributed to operations at the statutory tax rates to the reported income tax benefit is as follows:

	December 31, 2007	December 31, 2006
Expected federal tax benefit at statutory rate	$ 442,765	$ 144,104
State taxes, net of federal tax rate	$ (40,000)	$ -
Change in valuation allowance	$ 422,765	$ 144,104

9. RISKS AND UNCERTAINTIES

The Company is subject to risk and uncertainty common to start-up companies including, but not limited to, successful development, promotion, and sale of products, protection of proprietary technology, and expansion of market coverage.

As reflected in the accompanying financial statements, the Company has incurred significant losses from operations and negative operating cash flows, which have been financed primarily by proceeds from stock and debt issuance. As a result, the Company had accumulated deficits of $7,612,703 and $5,150,080 at December 31, 2007 and 2006, respectively.

Management plans to provide for additional working capital and funds for the continued development and promotion of its products through public sale of the Company's common stock. Management is also attempting to enter into an agreement with its major developer/supplier which could increase cash flow during early stages of sales growth. No assurance can be given that the Company will successfully execute the agreement.

10. PATENT PROTECTION

In a press release dated November 2, 2007, the Company announced that it has filed for "design patent protection" for urns from three of the licensed product lines. Those product lines include the Vatican Library Collection™, Major League Baseball™, and American Kennel Club™. Claims have also been filed for Major League Baseball™ and Vatican Library Collection™ caskets.

The process of applying for specific design patents requires an individual company to submit an application along with draftsman drawings to the U.S. Patent Office. Eternal Image may be issued the design patents for the aforementioned product designs in six to eighteen months. As of March 31, 2008, no communication has been received from the U.S. Patent Office.

11. SUBSEQUENT EVENTS PUBLIC RELATIONS AND MARKETING

On April 1, 2008 The Company extended the agreement with ASAPR, Inc., a Public Relations and Marketing firm for one year, until March 31, 2009. The monthly fee will be $6,000. Either party can cancel this contract with 60 days written notice. These fees are being expensed as paid.

MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes thereto. Our fiscal year ends on December 31, and each of our fiscal quarters ends on the final day of each of March, June and September. Also, the following discussion and this prospectus, in general, contain forward-looking statements that involve risks and uncertainties. Actual events or results may differ materially from those indicated in such forward-looking statements. See "Forward-Looking Statements", above.

Overview

We are in the business of manufacturing (through subcontracting) and marketing of branded, licensed funerary products (such as funeral caskets, urns and covers) for humans and pets. We started our operational phase and began selling product and having revenues in the first quarter of 2007. Accordingly, a comparison of our financial information for prior accounting periods would not likely be meaningful or helpful in making an investment decision regarding our company. Prior to this, we were in the development stage trying to creating its own market within the funerary products industry. Management believes that we have no direct competition in this market**.** We have secured license agreements with appropriate brand licensors and develop funerary products using the brand logo and images prominently in the design of the funerary product. Currently, we have license agreements with such brand name entities as The Vatican Library Collection, Major League Baseball, Precious Moments, Star Trek, The Collegiate Licensing Company (colleges and universities), American Kennel Club, Cat Fanciers' Association. The long term plans of the company are to pursue and secure other license arrangements with reputable, household names that will be a good fit with our products.

Currently, we produce (through contract manufacturers) and market four logo designed products: caskets, urns, vault covers (Major League Baseball and Star Trek) and garden memorial stones (American Kennel Club and Cat Fanciers' Association

We have a two fold marketing strategy. Our primary targets are funeral homes, directors, distributors and funeral home conglomerates to which we sell our products. We reach these targets through the use of independent sales representatives. Our second target is the American public, who we attempt to expose to our products through channel appropriate advertising such as in "Catholic Digest", "Baseball Digest", "Dog Fancy Magazine" and public relations positioning efforts.

To date, our revenues have been insufficient to fund our operations, and we anticipate this continuing for the foreseeable future. Accordingly, we have been dependent upon debt and equity financing and will continue to be so.

Plan of Operation

We did not have revenues during our fiscal years ended December 31, 2005 and 2006, and only began having revenues in the quarter ended March 31, 2007. Prior to us having revenues, our only sources of capital were through the private sale of our securities and loans including loans from officers and directors. Since our reverse merger in February 2006, we have received $1,458,223 in gross proceeds from the sale of our common stock. Similarly, since that time we have received loan proceeds in the amount of $520,016.

As a company is in the early stage of developing a new business -- the manufacturing and marketing of designer funerary products such as funeral caskets and urns -- our primary efforts have been devoted to developing our new business and raising capital. Accordingly, we have limited capital resources and have experienced net losses and negative cash flows from operations since the time of our reverse merger in February 2006 and expect these conditions to continue for the foreseeable future. As of March 31, 2008, the Company had approximately $705,420 in cash and other current assets. Management believes that cash and other current assets on hand as of March 31, 2008, are not sufficient to fund operations for the next 12 months and will likely be sufficient for only three months. Accordingly, we will be required to raise additional funds to meet our short and long-term planned goals. There can be no assurance that such funds, if available at all, can be obtained on terms reasonable to us. In this regard, we have obtained and will continue to attempt to obtain raise funds through the private sale of our securities and (short and long term) loans for inventory purchases, new product development, expansion, advertising and marketing. We cannot predict if and when we will become profitable and less dependent upon outside financing sources.

Our plan of operation for the twelve months following the date of this Prospectus is to continue to develop and expand our business operations. The process may include, but not exclusively, activities such as:

Currently, we do not have sufficient financial resources to implement or complete our business plan. We anticipate that we will need a minimum of $1,500,000 to satisfy our cash requirements over the next 12 months. We cannot be assured that revenue from operations, if any, will be sufficient to fund our activities during the next 12 months. Accordingly, if there is a shortfall of funds, we will have to seek alternate sources of capital, including private placements, a public offering, and/or loans from officers and/or third party lenders. We can offer no assurance that we will be able to raise additional funds if needed, on acceptable terms to us on a timely basis or otherwise. If we are unsuccessful in our attempts to raise sufficient capital, we may have to cease operations, seek joint venture partners or postpone our plans to initiate or complete our business plan. In that case, you may lose your entire investment in our company.

- Funding next wave of production orders for the next 12 months. Estimated Cost: $980,000
- Commence and establish marketing, advertising and promotion programs to increase brand equity and awareness. Estimated cost: $150,000.
- Salaries, including for present employees and possible new hiring of additional management personnel and appropriate operating and sales staff. Estimated cost: $100,000.
- Partial (or full) repayment of loans. Estimated cost: $120,000.
- Secure additional strategic licenses to support our long term growth strategy. Estimated Cost: $150,000

These are only estimates and no assurance can be given regarding either statement as to timing or actual eventuality. If more than the minimum amounts indicated above are raised, we anticipate spending increased amounts on establishing and expanding our distribution network, marketing, advertising and promotions.

Trends and Uncertainties

Public Perception or Acceptance of out Products.   We believe that we have a unique opportunity to control public perception from the outset. As the first company that we are aware of to ever offer officially licensed funeral products, we believe that as long as we keep our marketing efforts appropriate and tasteful, and execute them strategically, positive public perception and acceptance will be achieved.

It is our belief that funeral services that are custom and more personal in nature are a growing trend in the United States. It appears that many families use the funeral service as a way to celebrate the life of their loved one who has passed, and not so much to just affirm that the person has died. Until our products were on the market, the custom and more personalized funeral just talked about lacked the personalization of the funeral centerpiece itself: the casket or urn. We believe that our products are well received and accepted because they are tastefully created and truly aide families in celebrating the life of their loved one.

If any uncertainties exist in this category, they are relatively few. There may always be some consumers who do not associate with a particular product in the Company's portfolio, but we are striving to one day have a product to meet anyone's interest, passion, or hobby.

Industry Growth.   Growth of the funerary industries remains stable. According to the National Funeral Directors Association, in the most recent five (5) years, the number of deaths per year in the United States has hovered around the 2,400,000 mark and there is nothing that presently indicates that this will change in the near future. Currently, caskets and urns remain the only option for interning a body.

Product Material Supply.   We are aware of no new trends in our industry regarding product materials; nor is is their uncertainty in this regard. The three basic materials used for caskets and urns are the same three that have always been used in this industry: woods, metals, and fiber-composite materials. We manufacture (through sub-contractors) products in all three of these materials and we believe we are well-sourced with suppliers for each.

Product Pricing.   The trend in the funeral industry continues to be, simply put, offering consumers products that they can afford. This leaves a lot of options available, because there are demographics that can afford to spend more on a funeral product than others. Much like with automobiles, it comes down to an individual (or family) preference on material, style, and options. Eternal Image keeps its caskets and urns priced in the middle of industry averages, and management has no uncertainty that this pricing strategy will be accepted. In fact, there have been many instances where consumers have specifically stated that they expected Eternal Image's official licensed products to cost more than they actually do.

Product Quality.   Again, industry trends here are simple to observe: provide the consumer with a product of superb quality, especially because of the nature of the product's use.

Other Factors Affecting our Business.

- *Seasonal Factors.*   Not Applicable. Death rates are relatively consistent from month to month.
- *Environmental Factors.*   Not Applicable. While "green" caskets and urns make an occasional splash in the media, they have not gained acceptance among consumers as a whole and are considered fractional products.
- *Economic Factors.*   Not Applicable. Except for donating a body to science, or cases where ashes are directly disposed of, such as at sea, there is usually no way to get around having to purchase a casket or urn upon the death of a loved one. Accordingly, we believe that Eternal Image's products will always remain necessary and relevant.

Results of Operations

The Three Months Ended March 31, 2008 Compared to the Three Months Ended March 31, 2007

The following summarizes changes in our operations for the fiscal quarters ended March 31, 2008 and 2007. Net loss increased by $3,679,526 or approximately 685%, from $535,956 in the quarter ended March 31, 2007 to $4,215,482 for the quarter ended March 31, 2008. This increase in net loss is attributable solely to the increase in Restricted Stock awarded as compensation to officers. Stock awarded to officers was a non-cash transaction.

Sales and Cost of Goods Sold

	For the Three Months Ended March 31,			
	2008		**2007**	
Sales	$	97,519	$	165,530
Cost of Goods Sold	$	68,889	$	107,714
Gross Profit	$	28,630	$	57,816

Sales.   Sales decreased by $68,011, or approximately 69%, from $165,530 in the three months ended March 31 2007 to $97,519 for the three months ended March 31, 2008. This decrease was due to the following factors:

- Production product delays from suppliers

- Change in national distribution strategy

Cost of Goods Sold.   Cost of goods sold decreased by $38,225, or approximately 35%, from $107,714 in the three months ended March 31, 2007 to $68,889 for the three months ended March 31, 2008. This decrease was directly related to a decrease in the sales volume.

Gross Profit.   Gross profit was $28,630, or approximately 29% of our sales for the three months ended March 31, 2008, compared to gross profit of $57,816, or approximately 34% for the three months ended March 31, 2007. The reason for this slight decrease in our gross profit margin was a decrease in total sales

Operating Expenses

	For the Three Months Ended March 31,			
	2008		**2007**	
Operating Expenses				
Selling expenses	$	4,160,040	$	526,212
Administrative		44,434		54,553
Depreciation and amortization		38,984		12,794
Total operating expenses	$	4,243,458	$	593,559

Selling Expenses. Selling expenses increased by $3,633,828, or approximately 690%, from $526,212 in the three months ended March 31, 2007 to $4,160,040 for the three months ended March 31, 2008. The primary reason for this increase was an increase in Restricted Stock compensation granted to officers.

Administrative Expenses. Administrative expenses decreased by $10,119, or approximately 36%, from $54,553 in three months ended March 31, 2007 to $44,431 for the three months ended March 31, 2008. The principal reason for the decrease was mainly due to decreases in sales volume and a reduction in overall spending.

Units Sold

| | For the Three Months Ended March 31, | |
	2008	**2007**
Caskets	0	0
Urns	486	710
Vault Covers	0	0
Total	486	710

The Fiscal Year Ended December 31, 2007 Compared to the Fiscal Year Ended December 31, 2006

The following summarizes changes in our operations for the fiscal years ended December 31, 2007 and 2006. Net loss decreased by $2,525,370, or approximately 50.5%, from $4,987,272 in the fiscal year ended December 31, 2006 to $2,461,902 for the fiscal year ended December 31, 2007. This decrease in net loss is attributable primarily to the increase in sales of $310,000, partially offset by a significant reduction in total operating expenses of $2,460,867.

Sales and Cost of Goods Sold

| | For the Fiscal Years Ended December 31, | | | |
	2007		**2006**	
Sales	$	309,147	$	0
Cost of Goods Sold	$	230,212	$	0
Gross Profit	$	78,935	$	0

Sales.   Sales increased by $309,147, or approximately 100%, from $0 in the fiscal year ended December 31 2006 to $309,147 for the fiscal year ended December 31, 2007. This increase was due to the following factors:

- Having actual, physical products to sell in 2007 which didn't exist in 2006

- Relying on customer base built up in 12 months preceding arrival of new inventory to order products

- Executing distribution strategy to deliver products and invoicing customer base for payment

Cost of Goods Sold.   Cost of goods sold increased by $230,212 or approximately 100%, from approximately $0 in the fiscal year ended December 31, 2006 to $230,212 for the fiscal year ended December 31, 2007. This increase was directly related to selling products for the first time in 2007.

Gross Profit.   Gross profit was $78,935, or approximately 25% of our sales for the fiscal year ended December 31, 2007, compared to gross profit of $0, or 0% for the fiscal year ended December 31, 2006.

Operating Expenses

	For the Fiscal Years Ended December 31,	
	2007	**2006**
Operating Expenses		
Selling expenses	$ 2,278,461	$ 4,886,913
Administrative	139,695	72,985
Depreciation and amortization	97,691	16,816
Total operating expenses	$ 2,515,847	$ 4,976,714

Selling Expenses. Selling expenses decreased by $2,608,452, or approximately 53%, from $4,886,913 in the fiscal year ended December 31, 2006 to $2,278,461 for the fiscal year ended December 31, 2007. The primary reasons for this decrease were the decreases in consulting fees and stock based compensation.

Administrative Expenses. Administrative expenses increased by $80,875, or approximately 480%, from $16,816 in fiscal year ended December 31, 2006 to $97,691 for the fiscal year ended December 31, 2007. The principal reason for the increase was mainly due to increases in office expenses and in staff salaries directly related to our growth. As our sales have increased, we have been forced to hire additional employees.

Units Sold

	For the Fiscal Years Ended December 31,	
	2007	**2006**
Sale of Common Stock	432,327	786,623
Proceeds from Notes	1,140,000	0
Total	1,572,327	786,623

	For the Fiscal Years Ended December 31,	
	2007	**2006**
Caskets	0	0
Urns	1,605	710
Vault Covers	0	0
Total	1,605	710

Liquidity and Capital Resources

We have financed operations and internal growth since our reverse merger in February 2006 through the private placement of equity securities and loans, and have received gross proceeds of $2,358,950 from those sources since that time.

As of March 31, 2008, we had $705,420 of cash and other current assets on hand. Also, as of March 31, 2008, we had accounts payable of $140,374, and $174,863 in guaranteed minimum royalty and license payments. In addition, as of March 31, 2008, we had a total loans payable principal balance of $1,088,894. To date, we have not been in default under the terms, provisions and/or covenants of said loans.

We believe that available cash resources are likely to be sufficient to meet anticipated working capital requirements for at least the next three month**s.** We intend seek additional funding (debt or equity) for pursuing our business plan , expansion of existing operations or other purposes, or to the extent that our operations do not generate sufficient levels of profitability and cash flow. Should we seek to raise additional capital, there can be no assurances that such capital can be raised on satisfactory terms, on a timely basis, or at all. In the event that we are unable to raise the additional capital (or a significant portion of it) that we require, we will not be able to execute our business plan which may result in the termination of our operations.

Our future capital requirements will depend upon many factors, including the expansion of our business operations.

Currently, because we are a new business with limited credit history, we generally pay for our purchases "up front" (in most cases) and are not granted extended credit terms at this time. This will continue until we have established a satisfactory credit history. We cannot estimate, with any certainty, how long this may take, or if it will occur at all. In this regard, recently, our major supplier has agreed (orally) to allow us to pay for our product supplies "net 30 days". This has enables us to utilize these funds for other purposes and improves our liquidity. Our inability to obtain credit from other such providers has a significant impact upon our liquidity and our ability to utilize funds for other purposes. Similarly, if and when we hire additional personnel, including management and sales personnel, the cost related to such hiring's will have a significant impact on our liquidity and deployment of funds.

Principal Commitments

At March 31, 2008, we did not have any material commitments for capital expenditures. However, the Company was committed for purchases of inventory in the amount of $972,957

Off-Balance Sheet Arrangements

At March 31, 2008, we did not have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of expenses during the periods covered. A summary of accounting policies that have been applied to the historical financial statements can be found in the notes to our consolidated financial statements.

We evaluate our estimates on an on-going basis. The most significant estimates relate to intangible assets, deferred financing and issuance costs, and the fair value of financial instruments. We base our estimates on historical company and industry experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which, form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ materially from those estimates.

The following is a brief discussion of our critical accounting policies and methods, and the judgments and estimates used by us in their application.

Inventories - Inventories are stated at the lower of cost, determined on a weighted average method, and net realizable value. Work in progress and finished goods are composed of direct material, direct labor and a portion of manufacturing overhead. Net realizable value is the estimated selling price, in the ordinary course of business, less estimated costs to complete and dispose. We believe that there was no obsolete inventory as of December 31, 2007 and 2006.

Stock-based Compensation – Under the provision SFAS 123, employee stock awards under the company's compensation plan can be expensed based on fair value or intrinsic value method as set forth in the Accounting Principles Board Opinion 25, "Accounting for Stock issued to Employees" (APB 25), and related interpretations. Our company has elected to measure stock based compensation expense using fair market value of the underlying stock awarded on the date of grant.

LEGAL PROCEEDINGS

We are not aware of any pending litigation or legal proceedings and none have been contemplated or threatened.

MANAGEMENT

The following table and text set forth the names of all directors and executive officers of our Company as of June 30, 2008. The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Except that Clint Mytych (President and Chairman of the Board) is the son of Donna Shatter (Vice President of Operations, Secretary/Treasurer and Director), there are no family relationships between or among the directors, executive officers or persons nominated by our Company to become directors or executive officers. The brief descriptions of the business experience of each director and executive officer and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws are provided herein below.

Our directors and executive officers are as follows:

Name	Age	Position Held with the Registrant
Clint Mytych	27	Chairman, Director and President
Donna Shatter	49	Vice President of Operations, Secretary/Treasurer and Director
Wallace "Nick" Popravsky	52	Vice President of Sales and Marketing , Director
James Parliament	43	Chief Financial Officer, Director

Business Biographies of Directors and Executive Officer:

Clint Mytych

Mr. Mytych has been working on the development of the concept which eventually became Eternal Image, Inc. since 2002. In July 2003, he formally became our President and Chairman, when we formed our predecessor "S" corporation in the state of Michigan. In these early stages, Mr. Mytych conducted preliminary developmental work to form the basis of our future operations such as interviewing funeral home owners in the greater Detroit area, seeking bank debt financing and pursuing the aid of freelance designers to begin some rough concept drawings of potential future products. From 1999 to 2002 he was employed by ECA, a manufacturing company, At ECA, he was promoted to the position of Purchasing Director. From 2002 to 2004, he was a General Manager of Driven Image, Inc., one of the largest luxury car rental agencies. Driven Image, Inc. filed for federal bankruptcy protection in March 2004 in the U.S. Bankruptcy Court for the District of Nevada. Mr. Mytych holds a number of patents and trademarks. Clint has a Bachelor's Degree in Business Management from Tyndale University located in Michigan.

Donna Shatter

After raising her family, Ms. Shatter resumed her business career in 2002 when assisted her son, Clint Mytych with the preliminary developmental work referred to in his business biography, immediately above. She formally joined our Company (through its predecessor entity) in 2005 as the Vice President of Operations, Secretary/Treasurer and a Director. Her previous business experience, prior to 2002, was primarily in the areas of finance and administration, including seven years as a Brand Merchandiser for Aris/Isotoner. She was employed by Aris/Isotoner from 1989 to 1996.

Wallace "Nick" Popravsky

Since 2002, Mr. Popravsky also assisted Mr. Mytych with preliminary developmental work referred to in his business biography, immediately above. His efforts included seeking small business loans, locating the licensing agent Building Q and representing our Company at the National Funeral Directors Association's annual conventions. He formally joined our Company as VP of Sales and a Director in 2005. A business veteran with several years of experience, Mr. Popravsky's resume includes being a Specialist at General Electric (from 1994 to 1997), a General Manager of Pinnacle Media (from 1990 to 1994), an Advertising Manager at HH Communications (from 1986 to 1988), and in Advertising Sales at Tribune Newspapers (from 1982 to 1985). In 1987 and 1988, he held a seat on the board of the Information Providers Association. . Immediately, prior to June 2003, Mr. Popravsky was employed by Driven Image, Inc. in a sales capacity and as its corporate secretary. That firm filed for bankruptcy protection in March 2004 in the U.S. Bankruptcy Court for the District of Nevada.

39

James Parliament

Since January 2006, Mr. Parliament has been our CFO. From 2005 until 2006,, he was a Senior Solutions Architect and project Manager with Ford Motor Company, Dearborn, Michigan. From 1994 to 2005, he was employed with IBM in New York City in various positions, most recently as a Senior Technology Consultant, designing and implementing several large Financial and Enterprise Systems Management applications. Prior to joining IBM, James was a financial analyst working for Metropolitan Life Insurance Company of New York.

Mr. Parliament earned an MBA from Lawrence Technological University in Michigan and a Bachelor's Degree in Financial Management from Bob Jones University in South Carolina. Mr. Parliament is a financial and technology consultant, who, at this time, does not devote his full time to our business.

Significant Employees

Joining us in January 2008, David DeAvila assumed the role of Director of Sales. From 2005 until October 2007 David was the Director of Sales for Hermle, a German clock company based in Virginia. From October 2002 to 2005, he was head of international sales and marketing for the Howard Miller Clock Company based in Zeeland, Michigan. It was during his tenure at Howard Miller that he developed a complete line of clock urns and other memorial products utilizing the Howard Miller brand, one of the most recognizable clock brands in America and the largest clock manufacturer in the world. Prior to that, he had a 21 year career culminating as the Director of International Operations at Herman Miller Inc., the office furniture manufacturer based in Holland, Michigan. He received his education at Oral Roberts University in Tulsa, OK, Dekalb College in Atlanta, GA and at Brenau University, also in Georgia.

Audit Committee

We do not presently have an audit committee. The board of directors acts in that capacity and has determined that we do not currently have an audit committee financial expert serving on our audit committee or board of directors.

EXECUTIVE COMPENSATION

The following table sets forth all compensation awarded to, paid to or earned by the following type of executive officers for each of the Company's last two completed fiscal years: (i) individuals who served as, or acted in the capacity of, the Company's principal executive officer for the fiscal year ended December 31, 2007; (ii) the Company's two most highly compensated executive officers, other than the chief executive, who were serving as executive officers at the end of the fiscal year ended December 31, 2007; and (iii) up to two additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer of the Company at the end of the fiscal year ended December 31, 2007 (of which there were none). We refer to these individuals collectively as our named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation($)	Total ($)
Clint Mytych	2007	75,000	0	347,500	0	0	0	0	422,500
President	2006	75,000	0	332,800	0	0	0	0	407,800
Donna Shatter	2007	65,000	0	247,500	0	0	0	0	312,500
Operations	2006	65,000	0	247,000	0	0	0	0	312,500
V.P., Operations									
Wallace "Nick"	2007	65,000	0	247,500	0	0	0	0	312,500
Popravsky, VP,	2006	65,000	0	78,500	0	0	0	0	143,500
Sales/Marketing									

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding the unexercised and stock options that have not yet vested for each Named Executive Officer as of the end of the fiscal year ended December 31, 2007. The shares indicated below give effect to the January 15, 2008, one for 20 reverse split, and the September 26, 2006, four to one forward split.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares of Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Clint Mytych	-	-	-	-	-	5,250,000	347,500	-	-
Donna Shatter	-	-	-	-	-	5,250,000	347,500	-	-
Wallace "Nick" Popravsky	-	-	-	-	-	5,250,000	347,500	-	-
James Parliament	-	-	-	-	-	0	0	-	-

Stock Option Plans and Option Grants in 2007

Through 2006 we had not adopted any Stock or Equity Option Plans and therefore there have been no option grants including to directors, officers, employees and consultants in 2006. Subsequently, a plan has been approved by the board of directors and shareholders on January 10, 2008.

Aggregated Option Exercises in 2007 and Option Values at December 31, 2007

As of December 31, 2007, no options were granted or exercised.

Long-Term Incentive Plan Awards in 2007

None

Compensation of Directors

Members on our Board are not compensated (in cash or equity) for any services provided as directors.

Employment Agreements; Compensation

Clint Mytych serves as our Chief Executive Officer, President and Chairman of the Board on a non-exclusive basis. On March 15, 2006, we entered into five year agreement with Mr. Mytych for these services. Under our agreement with him, we agreed to pay to Mr. Mytych $75,000 per year and full medical insurance coverage including dental and optical coverage minimum. He is entitled to three weeks paid vacation. Mr. Mytych is available to us so that he may perform duties that may be assigned to him from time to time by our Board of Directors to the satisfaction of the Board. Mr. Mytych devotes an average of at least 40 hours per week to the Company. This Agreement can be terminated by us for cause or by either of us upon notice.

Donna Shatter serves as our Vice President of Operations, Secretary/Treasurer and Director on a non-exclusive basis. On March 15, 2006, we entered into five year agreement with Ms. Shatter for these services. Under our agreement with her, we agreed to pay to Ms. Shatter $65,000 per year and full medical insurance coverage including dental and optical coverage minimum. She is entitled to three weeks paid vacation. Ms. Shatter is available to us so that she may perform duties that may be assigned to her from time to time by our Board of Directors to the satisfaction of the Board. Ms. Shatter devotes an average of at least 40 hours per week to the Company. This Agreement can be terminated by us for cause or by either of us upon notice.

Wallace "Nick" Popravsky serves as our Vice President of Sales and Marketing and Director on a non-exclusive basis. On March 15, 2006, we entered into five year agreement with Mr. Popravsky for these services. Under our agreement with him, we agreed to pay to Mr. Popravsky $65,000 per year and full medical insurance coverage including dental and optical coverage minimum. He is entitled to three weeks paid vacation. Mr. Popravsky is available to us so that he may perform duties that may be assigned to him from time to time by our Board of Directors to the satisfaction of the Board. Mr. Popravsky devotes an average of at least 40 hours per week to the Company. This Agreement can be terminated by us for cause or by either of us upon notice.

In addition to the above, Mr. James Parliament is employed as our Chief Financial Officer and a Director at the annual rate of $43,000. Mr. Parliament devotes 40 hours per week to the Company. Although we intend to enter into an employment contract with Mr. Parliament, we have not completed negotiations at this time. He currently receives the same benefits as the other Named Executives.

David DeAvila serves as our Director of Sales at the annual rate of $62,500 and full medical insurance coverage including dental and optical coverage minimum. Our arrangement with Mr. DeAvila was memorialized in a letter agreement by and between the parties dated January 3, 2008. He is also entitled to two weeks paid vacation. In addition, Mr. DeAvila will receive 1.5% of gross sales for 2008, and 5,000,000 shares of our common stock pro rated over 2008. To date, he has been issued 3,000,000 shares pursuant to his agreement. He devotes at least 40 hours per week to the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 30, 2008, certain information regarding beneficial ownership of our common stock (including our preferred stock which is convertible into common stock at the rate of one share of preferred into one share of common, and has voting privileges of one vote per share of preferred stock) by (i) each person or entity who is known by us to own beneficially more than 5% of the outstanding shares of common stock, (ii) each of our directors, and (iii) all directors and executive officers as a group. As of June 30, 2008, there were 380,244,044 shares of our common stock issued and outstanding. In computing the number and percentage of shares beneficially owned by a person, shares of common stock that a person has a right to acquire within sixty (60) days of June 30, 2008, pursuant to options, warrants or other rights are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, the address for each shareholder listed in the following table is c/o Eternal Image, Inc., 28800 Orchard Lake Road, Suite 130, Farmington Hills, Michigan 48334. This table is based upon information supplied by directors, officers and principal shareholders. This table gives effect to our 2006 forward stock splits as well as our January 15, 2008, 1 to 20 reverse stock split.

Nature of Beneficial Owner	Class of Stock	Amount and Nature of Beneficial Ownership	Percent of Class
Officers, Directors			
Clint Mytych	Common	50,575,112	13.30% (1)
	Preferred	195,000,000	100.0% (1)
Donna Shatter (1)	Common	52,455,750	13.80%
Wallace "Nick" Popravsky (2)	Common	33,000,006	8.68%
James Parliament	Common	13,750,000	3.62%
5% Shareholders			
North Atlantic Resources Ltd. (3)	Common	78,586,044	20.67%
All Officers and Directors as a group (four persons): (4)	Common	149,780,868	39.39% (1)
	Preferred	195,000,000	100.0% (1)

(1) Ms. Shatter is the mother of Clint Mytych.

(2) Does not include the shares held by Mr. Popravsky's wife, Debra Popravsky (16,500,003 shares), his son, Nicholas Popravsky (8,184,000 shares), and his daughter, Candice Horne (7,839,000 shares). These shareholders deny beneficial, dispositive and voting interest in each other's stock.

(3) The shares listed for this shareholder include 3,690,476 shares held by Emerald Asset Advisors, an affiliate of North Atlantic Resources Ltd. The same principal is owner of both entities. T. G. Phillips controls this entity and thus exercises voting and dispositive powers over the securities owned by it.

(4) On an as converted basis, Mr. Mytych's percentage ownership and voting privileges would equal 42.69%, and the percentage ownership of all officers and directors as a group would equal 59.94%

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

This section describes the transactions we have engaged in with persons who were directors, officers or affiliates at the time of the transaction, and persons known by us to be the beneficial owners of 5% or more of our common stock as of June 30, 2008 ("Principal Shareholder"). Share issuances described below give effect to the previously mentioned stock splits as if they had occurred subsequent to the splits.

We have borrowed funds from various officers and/or directors as follows:

On February 16, 2006, we borrowed $29,750 from Clint Mytych. The unsecured loan agreement calls interest of 5% and monthly installments of interest and principal of $1,305. The final payment is due in May 2009. We are current on the payments.

On February 16, 2006, we borrowed $41,856 from Donna Shatter. The unsecured loan agreement calls interest of 5% and monthly installments of interest and principal of $1,836, The final payment is due in June 2009. We are current on the payments.

On April 15, 2004, we borrowed $58,000 from Fifth Third Bank which loan is secured by the personal guarantees of Donna Shatter and Clint Mytych. The loan agreement calls interest of 6.75% and monthly installments of interest and principal of $689. The final payment is due in May 2009. We are current on the payments.

On October 10, 2007, we entered into a convertible promissory note with North Atlantic Resources Limited, the Selling Shareholder named in this prospectus and a Principal Shareholder. The note called for interest of 20% and was due on February 28, 2008. The conversion rate, giving effect to our January 15, 2008, 1 to 20 reverse split, was at the rate of $.002 per dollar of principal and interest converted. On January 11, 2008, the lender exercised its option to convert all of the principal and interest into shares of common stock. These shares are covered by this Prospectus,

In addition to the aforementioned convertible promissory note, North Atlantic Resources, Limited purchased a total of 20,442,628 shares of our common stock in July and September of 2007 for a total of $315,000. Its affiliate, Emerald Asset Advisors, in July 2007, purchased an additional 3,690,476 shares of our common stock for $150,000.

In connection with our February 15, 2006 Reverse Merger, the following officers and directors (who were shareholders of our predecessor entity) were issued shares of our common stock in exchange for their interests in the predecessor entity:

Clint Mytych	5,590,000 shares
Donna Shatter	200,000 shares
Nick Popravsky	500,000 shares

In addition, in 2006 and 2007, the officers and directors were issued shares of our common stock as additional compensation for services rendered as follows:

Clint Mytych	9,686,000 shares
Donna Shatter	8,450,000 shares
Wallace Nick Popravsky	6,300,000 shares
James Parliament	750,000 shares

On July 25, 2007, as an anti takeover strategy, we issued to Clint Mytych all of the shares of convertible preferred voting shares that were authorized at that time. At that time, that number was 1,925,000,000 shares. On March 10, 2008, we amended our certificate of incorporation to reduce that authorized number of preferred shares to 195,000,000. As a result, Mr. Mytch now owns just 195,000,000 preferred shares. The preferred shares have voting rights of one vote per share and are convertible into common stock at the rate one share of preferred into one shares of common stock.

To date during 2008, we have issued additional shares of our common stock to members of our management team as compensation as follows:

Clint Mytych	44,000,000 shares
Donna Shatter	44,000,000 shares
Wallace Nick Popravsky	44,000,000 shares
James Parliament	13,000,000 shares
David DeAvila	3,000,000 shares

DESCRIPTION OF SECURITIES

Preferred Stock

On March 10, 2008, we filed an amendment to our certificate of incorporation with the State of Delaware reducing the number of shares of both preferred and common stock that we are authorized to issue. As a result, we are now authorized to issue 195,000,000 shares of preferred stock, par value $.001 per share all of which are currently outstanding. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from its shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock. Currently, there are 195,000,000 shares of preferred outstanding that have voting rights of one vote per share and are convertible into common stock at the rate one share of preferred into one shares of common stock.

Common Stock

As a result of the aforementioned March 10, 2008 amendment to our certificate of incorporation, we are now authorized to issue 555,000,000 shares of common stock, $.001 par value per share, of which 380,244,044 shares are currently issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock may receive dividends declared by the Board of Directors, if any. Such dividends may be paid in cash, in property, or in shares of the capital stock.

As of the date of this Prospectus, our stock is listed on the Pink Sheets. The price of our common stock will likely fluctuate in the future. The stock market in general has experienced extreme stock price fluctuations in the past few years. In some cases, these fluctuations have been unrelated to the operating performance of the affected companies. Many companies have experienced dramatic volatility in the market prices of their common stock. We believe that a number of factors, both within and outside our control, could cause the price of our common stock to fluctuate, perhaps substantially. Factors such as those described in this Memorandum under "Risks Related to Capital Structure" and the following could have a significant adverse impact on the market price of its common stock:

- Our ability to obtain additional financing and, if available, the terms and conditions of the financing;

- Our financial position and results of operations;

- U.S. and foreign governmental regulatory actions;

- The filing of litigation against us;

- Period-to-period fluctuations in our operating results;

- Changes in estimates of our performance by any securities analysts;

- Possible regulatory requirements on our business;

- The issuance of new equity securities pursuant to a future offering;

- Changes in interest rates;

- Competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

- Variations in quarterly operating results;

- Change in financial estimates by securities analysts;

- The depth and liquidity of the market for our common stock;

- Investor perceptions of us; and

- General economic and other national conditions.

Transfer Agent

Our transfer agent is Integrity Stock Transfer, located at 3027 East Sunset Road, Suite 103 Las Vegas NV 89120, telephone (702) 317-7757.


SHARES ELIGIBLE FOR FUTURE SALE


Future sales of a substantial number of shares of our common stock in the public market could adversely affect market prices prevailing from time to time. Under the terms of this offering, the shares of common stock offered may be resold without restriction or further registration under the Securities Act of 1933, except that any shares purchased by our "affiliates," as that term is defined under the Securities Act, may generally only be sold in compliance with Rule 144 under the Securities Act.

Sale of Restricted Shares

Certain shares of our outstanding common stock were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act and have not been registered for resale. Additional shares may be issued pursuant to outstanding warrants and options. Such shares may be sold only pursuant to an effective registration statement filed by us or an applicable exemption, including the exemption contained in Rule 144 promulgated under the Securities Act. The shares owned by the shareholders immediately prior to the reverse merger may only be sold pursuant to an effective registration statement.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144. In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the number of shares of common stock then outstanding, or the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

The above summarization of Rule 144 notwithstanding, Rule 144 is not available for the resale of securities initially issued by a shell company (reporting or non-reporting) or a former shell company. We are a former shell company. These securities can be resold only through a resale registration statement, unless certain conditions are met. These conditions are:

- the issuer of the securities has ceased to be a shell company;
- the issuer is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act;
- the issuer has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months, other than Form 8-K reports; and
- one year has elapsed since the issuer has filed current ''Form 10 information'' with the Commission reflecting its status as an entity that is no longer a shell company such as the registration statement of which this a part.

Warrants

On July 18, 2006, in connection with our reverse merger, we issued to Carley Enterprises 3,000,000 five year warrants exercisable at $2.00 per share. These warrants are subject to future stock splits and other adjustments. The current number of warrants have been adjusted for the 20:1 reverse split.


SELLING SHAREHOLDERS


The securities being offered hereunder are being offered by the selling shareholders listed below or their respective transferees, pledgees, donees or successors. Each selling shareholder may from time to time offer and sell any or all of such selling shareholder's shares that are registered under this prospectus. Because no selling shareholder is obligated to sell shares, and because the selling shareholders may also acquire publicly traded shares of our common stock, we cannot accurately estimate how many shares each selling shareholder will own after the offering.

All expenses incurred with respect to the registration of the common stock covered by this prospectus will be borne by us, but we will not be obligated to pay any underwriting fees, discounts, commissions or other expenses incurred by any selling shareholder in connection with the sale of shares.

The following table sets forth, with respect to the selling shareholder (i) the number of shares of common stock beneficially owned as of June 30, 2008 and prior to the offering contemplated hereby, including the shares held by an affiliate of the selling shareholder, Emerald Asset Advisors, (ii) the maximum number of shares of common stock which may be sold by the selling shareholder under this prospectus, and (iii) the number of shares of common stock which will be owned after the offering by the selling shareholder. All shareholders listed below are eligible to sell their shares. The percentage ownerships set forth below are based on 380,244,044 shares outstanding as of the date of this prospectus.

Selling Shareholder	Prior to Offering		Shares Offered	After Offering(1)	
	Shares	Percent		Shares	Percent
North Atlantic Resources, Limited*	78,586,044	20.67	54,452,940(2)	24,133,104	6.35
Clint Mytych (3)	50,575,112	13.30	25,000,000	25,575,112	6.73
Donna Shatter (3)	52,455,750	13.80	25,000,000	27,455,750	7.22
Wallace "Nick" Popravsky (3)	33,000,006	8.68	11,000,000	22,000,006	5.79
James Parliament (4)	13,750,000	3.62	10,000,000	3,750,000	**
Debra Popravsky (5)	16,500,003	4.34	10,000,000	6,500,003	1.71
Nicholas Popravsky (6)	8,184,000	2.15	2,000,000	6,184,000	1.62
Candice Horne (7)	7,839,000	2.06	2,000,000	5,839,000	1.54
Thomas E. Boccieri (8)	750,000	**	750,000	0	0
Craig T. Boccieri (9)	400,000	**	400,000	0	0

*North Atlantic Resources, Limited is controlled by T. G. Phillips. It is neither a broker-dealer nor an affiliate of a broker-dealer.

**Less than 1%

(1) Represents the amount of shares that will be held by the selling shareholders after completion of this offering based on the assumption that all shares registered for sale hereby will be sold. However, the selling stockholders may offer all, some or none of the shares pursuant to this prospectus, and to our knowledge there are currently no agreements, arrangements or understanding with respect to the sale of any of the shares that may be held by the selling stockholders after completion of this offering.
(2) Represents shares into which this Selling Shareholder has converted its convertible promissory note (interest and principal) on January 11, 2008.
(3) Officer and Director
(4) Officer
(5) Wife of Wallace "Nick" Popravsky
(6) Son of Wallace "Nick" Popravsky
(7) Daughter of Wallace "Nick" Popravsky
(8) Legal counsel to the Company
(9) Son of Thomas E. Boccieri, legal counsel to the Company

To our knowledge, none of the selling shareholders has had a material relationship with the Company other than as a shareholder and as specifically indicated above (i.e. as a lender to the Company, an officer of the Company or its outside counsel or a relative thereof) at any time within the past three years, and each selling shareholder acquired their respective shares of our common stock in the ordinary course of business (or as a gift from a donor who so acquired his respective shares) and, at the time of the acquisition of the securities, had no agreements with any person to distribute the securities.

To the extent that any successors to the named selling stockholders wish to sell under this Prospectus, the Company must file a Prospectus supplement identifying such successors as selling shareholders.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Thomas E. Boccieri, Esq., 561 Schaefer Avenue, Oradell, NJ 07649. Mr. Boccieri is the owner of 1,150,000 shares of common stock(including 400,000 shares transferred to and held by his son, Craig T. Boccieri) .

EXPERTS

The financial statements of Eternal Image, Inc. for each of the years in the two year period ended December 31, 2007 appearing in this prospectus have been audited by Demetrius & Company, L.LC as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Pursuant to our certificate of incorporation and bylaws, we may indemnify an officer or director who is made a party to any proceeding, because of his position as such, to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended. In certain cases, we may advance expenses incurred in defending any such proceeding.

To the extent that indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act, with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as our other reports filed with the SEC, can be inspected and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov, which contains the Form SB-2 and other reports, proxy and information statements and information regarding issuers that file electronically with the SEC.



ETERNAL IMAGE, INC.

140,602,940 Shares of Common Stock, $0.001 Par Value

PROSPECTUS

Subject to Completion _____, 2008

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

SEC Registration Fee	$ 86.33
Accounting fees and expenses	10,000.00
Printing and engraving expenses	10,000.00
Legal fees and expenses	30,000.00
Miscellaneous	10,000.00
	$ 60,086.33

All amounts in the above table are estimated, except for the SEC Registration Fee which is an actual amount. None of the expenses will be paid by selling shareholders.

Item 14. Indemnification of Directors and Officers.

Our certificate of incorporation eliminates the personal liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors to the fullest extent permitted by Delaware law. This limitation does not affect the availability of equitable remedies, such as injunctive relief or rescission. Our articles of incorporation requires us to indemnify our directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

Under Delaware law, we may indemnify our directors or officers or other persons who were, are or are threatened to be made a named defendant or respondent in a proceeding because the person is or was our director, officer, employee or agent, if we determine that the person:

- conducted himself or herself in good faith;

- reasonably believed, in the case of conduct in his or her official capacity as our director or officer, that his or her conduct was in our best interests, and, in all other cases, that his or her conduct was at least not opposed to our best interests; and

- in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

These persons may be indemnified against expenses, including attorney fees, judgments, fines, including excise taxes, and amounts paid in settlement, actually and reasonably incurred, by the person in connection with the proceeding. If the person is found liable to the corporation, no indemnification shall be made unless the court in which the action was brought determines that the person is fairly and reasonably entitled to indemnity in an amount that the court will establish.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

At present, there is no pending litigation or proceeding involving our director/officer or involving any of our employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Item 15. Recent Sales of Unregistered Securities.

Securities issued since January 2006. From January 2005 to January 2006, the Registrant was a dormant shell company and did not issue securities. All of the following transactions have been adjusted for the prior forward splits and for the 1:20 Reverse Split.

Shareholder	Date Issued	No. of Common Shares	Price Per Share	Proceeds
(1) Mazuma Corp	7/13/2006	175,000	0.17143	$30,000
(2) Mazuma Corp	7/26/2006	125,000	0.18000	$22,500
(3) Mazuma Corp	8/9/2006	150,000	0.14000	$21,000
(4) Mazuma Corp	8/16/2006	200,000	0.14000	$28,000
(5) Mazuma Corp	8/24/2006	125,000	0.08000	$10,000
(6) Mazuma Corp	9/15/2006	125,000	0.11200	$14,000
(7) Mazuma Corp	10/6/2006	1,388,889	0.01800	$25,000
(8) Mazuma Corp	10/12/2006	1,666,667	0.01500	$25,000
(9) Mazuma Corp	10/16/2006	2,000,000	0.01000	$20,000
(10) Mazuma Corp	10/18/2006	2,000,000	0.01250	$25,000
(11) Mazuma Corp	10/19/2006	833,333	0.03600	$30,000
(12) Mazuma Corp	10/23/2006	1,500,000	0.06000	$90,000
(13) RTG Holdings	10/27/2006	9,000,000	0.00444	$40,000
(14) Mazuma Corp	11/13/2006	500,000	0.03500	$17,500
(15) Mazuma Corp	11/20/2006	500,000	0.03000	$15,000
(16) Macca Holdings	11/27/2006	3,000,000	0.01167	$35,000
(17) Mazuma Corp	11/29/2006	1,100,000	0.02273	$25,000
(18) TJ Management Group	12/2/2006	3,846,154	0.01950	$75,000
(19) Mazuma Corp	12/8/2006	2,000,000	0.01500	$30,000
(20) TJ Management Group	12/8/2006	8,000,000	0.00943	$75,400
(21) Mazuma Corp	12/21/2006	250,000	0.03600	$9,000
(22) Mazuma Corp	1/4/2007	800,000	0.01563	$12,500
(23) Mazuma Corp	1/8/2007	2,250,000	0.01556	$35,000
(24) Lerea Consulting	1/12/2007	1,000,000	0.00500	$5,000
(25) Mazuma Corp	1/19/2007	4,750,000	0.00947	$45,000
(26) Caswell Capital	1/29/2007	4,761,905	0.00840	$40,000
(27) TJ Mgt (Accord)	1/23/2007	3,350,000	0.00825	$27,640
(28) Macca Holdings	1/8/2007	2,500,000	0.00400	$10,000
(29) Mazuma Corp	1/26/2007	3,900,000	0.00897	$35,000
(30) Mazuma Corp	2/8/2007	2,000,000	0.01100	$22,000
(31) Old Montauk Capital	2/13/2007	7,738,095	0.00840	$65,000
(32) Mazuma Corp	2/16/2007	1,600,000	0.00750	$12,000
(33) North Atlantic Resources	7/24/2007	15,584,936	0.01283	$200,000
(34) North Atlantic Resources	7/25/2007	4,107,692	0.01582	$65,000
(35) North Atlantic Resources	9/7/2007	750,000	0.06667	$50,000
(36) Emerald Asset Advisors	7/25/2007	3,690,476	0.04065	$150,000
(37) North Atlantic Resources	1/5/2008	65,170,940	0.00997	650,000.00
(38) Clint Mytych	2/15/2006	559,000	0.02000	$11,180.00
(39) Clint Mytych	9/25/2006	1,677,000	0.10000	$167,700.00
(40) Clint Mytych	10/9/2006	2,200,000	0.07000	$154,000.00
(41) Clint Mytych	1/12/2007	3,750,000	0.02600	$97,500.00
(42) Clint Mytych	7/25/2007	96,250,000	0.00104	$100,000.00
(43) Clint Mytych	8/14/2007	1,500,000	0.02960	$44,400.00
(44) Donna Shatter	2/15/2006	50,000	0.02000	$1,000.00
(45) Donna Shatter	9/21/2006	200,000	0.08500	$17,000.00
(46) Donna Shatter	9/25/2006	150,000	0.10000	$15,000.00
(47) Donna Shatter	9/25/2006	600,000	0.10000	$60,000.00
(48) Donna Shatter	10/9/2006	2,200,000	0.07000	$154,000.00
(49) Donna Shatter	1/12/2007	3,750,000	0.02600	$97,500.00
(50) Donna Shatter	8/14/2007	1,500,000	0.02960	$44,400.00
(51) Wallace N. Popravsky	2/15/2006	125,000	0.02000	$2,500.00
(52) Wallace N. Popravsky	9/25/2006	375,000	0.10000	$37,500.00

(53) Wallace N. Popravsky	10/9/2006	550,000	0.07000	$38,500.00
(54) Wallace N. Popravsky	1/12/2007	3,750,000	0.02600	$97,500.00
(55) Wallace N. Popravsky	8/14/2007	1,500,000	0.02960	$44,400.00
(56) James Parliament	10/30/2006	12,500	0.08600	$1,075.00
(57) James Parliament	12/28/2006	753,750	0.02400	$18,090.00
(58) James Parliament	1/1/2007	31,250	0.02400	$750.00
(59) Carley Enterprises	7/18/2006	300,000	*	*
(60) Woodrow Browne	1/16/2008	500,000	0.03500	$17,500.00
(61) Michael Orlich	1/16/2008	20,000	0.03500	$700.00
(62) Clint Mytych	1/30/2008	20,000,000	0.02500	$500,000.00
(63) Donna Shatter	1/30/2008	20,000,000	0.02500	$500,000.00
(64) Wallace N. Popravsky	1/30/2008	20,000,000	0.02500	$500,000.00
(65) James Parliament	1/30/2008	3,000,000	0.02500	$75,000.00
(66) Clint Mytych	2/27/2008	24,000,000	0.002500	$60,000.00
(67) Donna Shatter	2/27/2008	24,000,000	0.002500	$60,000.00
(68) Wallace N. Popravsky	2/27/2008	24,000,000	0.002500	$60,000.00
(69) Thomas E. Boccieri	2/27/2008	650,000	0.002500	$1,625.00
(70) Thomas E. Boccieri	3/14/2008	500,000	0.0255	$12,750.00
(71) David DeAvila	4/4/2008	1,000,000	0.022	$22,000.00
(72) James Parliament	4/11/2008	10,000,000	0.022	$220,000.00
(73) Adam Le Rea	5/5/2008	1,000,000	0.0185	$18,500.00
(74) David DeAvila	7/1/2008	1,000,000	0.0185	$22,000.00
(75) David DeAvila	7/2/2008	1,000,000	0.0185	$22,000.00

* Five year warrants issued in connection with the Registrant's January 2006, reverse merger. A total of 300,000 shares of common stock can be purchased at an exercise price of $2.00 per share purchased. A value of $ 600,000 was attributed to the issuance of these warrants.

The offers, sales and issuances of the securities represented in transactions numbered 1 through 32, above, were made in reliance upon Section 3(b) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D promulgated thereunder. All of these offerings were undertaken pursuant to the limited offering exemption from registration under the Securities Act of 1933 as provided in said Rule 504 under Regulation D as promulgated by the U.S. Securities and Exchange Commission. These offerings met the requirements of Rule 504 in that: (a) the total of funds raised in the offerings does not exceed $1,000,000; and (b) the offer and sale of the shares was not accomplished by means of any general advertising or general solicitation. In addition, these offerings were made were "sophisticated investors." As a result, offers were made only to persons that the Company believed, and had reasonable grounds to believe, either (a) have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the proposed investment, or (b) can bear the economic risks of the proposed investment (that is, at the time of investment, could afford a complete loss). Additionally, sales were made only to persons whom the Company believed, and had reasonable grounds to believe immediately prior to such sale and upon making reasonable inquiry, (a) are capable of bearing the economic risk of the investment, and (b) either personally possess the requisite knowledge and experience, or, together with their offeree's representative, have such knowledge and experience.

The offers, sales and issuances of the securities represented in transactions numbered 33 through 37, above, were made in reliance upon Section 4(2) of the Securities Act of 1933, as amended, including under Rule 506 of Regulation D promulgated thereunder. The shares of common stock were issued upon the conversion of convertible promissory notes issued to these shareholders. The issuances of the convertible promissory notes were exempt from registration because the issuances were to accredited investors and did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D. Both shareholders are controlled by the same principal, T. G. Phillips.

The issuance of the securities represented in transactions numbered 38 through 58, and 60 through 75, above, were made for non-cash consideration to current officers and/or directors of the registrant and/or other professional service providers either as a form of compensation for services (transactions numbered 40-43, 45, 47-50, 53-58 and 60 through 75) and/or in exchange for shares of the private corporation that participated in the February 15, 2006 "reverse merger" with the registrant (transactions numbered 38, 39, 44, 46, 51 and 52). The issuance of these shares were made in reliance upon Section 4(2) of the Securities Act of 1933, as amended, in that they did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Since the transactions numbered 39 through 58 and 60 though 75, above, represent shares of common stock issued to individuals either in connection with the exchange of shares made in the February 15, 2006 reverse merger or as compensation for services, the proceeds indicated in the table, above, do not represent cash received by the registrant, but the value attributed to the transaction by the registrant.

The issuance of the five year warrants represented in transaction numbered 59, above, was made as additional compensation to this shareholder in connection with the aforementioned reverse merger. It was made in reliance upon Section 4(2) of the Securities Act of 1933, as amended, in that it did not involve a public offering. The recipient of securities in this transaction acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends was affixed to the securities issued in these transactions.

Item 16. Exhibits.

THE FOLLOWING EXHIBITS ARE FILED AS PART OF THIS REGISTRATION STATEMENT:

Exhibit No.	Description
3.1	Restated Articles of Incorporation dated November 4, 2005 (1)
3.2	Restated Certificate of Amendment to Articles of Incorporation dated November 8, 2005 (1)
3.3	Restated Articles of Incorporation dated October 19, 1990 (1)
3.4	Registrant's By-Laws, as amended (1)
3.5	Certificate of Amendment to Articles of Incorporation dated March 10, 2008 (2)
4.1	Specimen of Common Stock Certificate (1)
5.1	Opinion on Legality (2)
10.1	Mytych Employment Agreement (1)
10.2	Shatter Employment Agreement (1)
10.3	Popravsky Employment Agreement (1)
10.4	October 11, 2007 Convertible Promissory Note (1)
10.5	Loan agreement with Donna Shatter (1)
10.6	Loan agreement with Clint Mytych (1)
10.7	Loan agreement with Woody Browne (1)
10.8	Loan agreement with Scott Watkins (1)
10.9	Consulting Agreement with Matt Davis (1)
10.10	Building Lease (1)
10.11	DeAvila January 3, 2008 Employment Letter Agreement (2)
10.12	Building Q Consulting Agreements (2)
10.13	ASAPR Public Relations and Marketing Agreements (2)
23.1	Consent of Demetrius & Company, LLC, Certified Public Accountant (2)
23.2	Consent of Thomas E. Boccieri, Esq. (included in Exhibit 5.1) (2)
99.1	Design Patent Application (2)

(1) Previously filed.
(2) Filed herewith

Item 17. Undertakings.

A. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

(a) include any prospectus required by Section 10(a)(3) of the Securities Act;

(b) reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(c) include any additional or changed material information with respect to the plan of distribution.

(2) That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(5) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(6) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) For the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. *Provided however,* that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(8) For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 of this chapter;

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

C. To provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

D. The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing this Form S-1/A and have authorized this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in Farmington Hills, State of Michigan, on August 8, 2008.

ETERNAL IMAGE, INC.

By: /s/ CLINT MYTYCH

Name: Clint Mytych
Title: Chief Executive Officer
 (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Clint Mytych Clint Mytych	Chief Executive Officer and Chairman (Principal Executive Officer)	August 8, 2008
/s/ James Parliament James Parliament	Chief Financial Officer (Principal Financial and Accounting Officer)	August 8, 2008
/s/ Donna Shatter Donna Shatter	Vice President, Secretary/Treasurer and Director	August 8, 2008
/s/ Wallace Nick Popravsky Wallace Nick Popravsky	Vice President and Director	August 8, 2008

Exhibit No.	Description
3.1	Restated Articles of Incorporation dated January 31, 2006 (1)
3.2	Restated Certificate of Amendment to Articles of Incorporation dated November 8, 2005 (1)
3.3	Restated Articles of Incorporation dated October 19, 1990 (1)
3.4	Registrant's By-Laws, as amended (1)
3.5	Certificate of Amendment to Articles of Incorporation dated March 10, 2008 (2)
4.1	Specimen of Common Stock Certificate (1)
5.1	Opinion on Legality (2)
10.1	Mytych Employment Agreement (1)
10.2	Shatter Employment agreement (1)
10.3	Popravsky Employment Agreement (1)
10.4	October 11, 2007 Convertible Promissory Note (1)
10.5	Loan agreement with Donna Shatter (1)
10.6	Loan agreement with Clint Mytych (1)
10.7	Loan agreement with Woody Browne (1)
10.8	Loan agreement with Scott Watkins (1)
10.9	Consulting Agreement with Matt Davis (1)
10.10	Building Lease (1)
10.11	DeAvila January 3, 2008 Employment Letter Agreement (2)
10.12	Building Q Consulting Agreements (2)
10.13	ASAPR Public Relations and Marketing Agreements (2)
23.1	Consent of Demetrius & Company, LLC, Certified Public Accountant (2)
23.2	Consent of Thomas E. Boccieri, Esq. (included in Exhibit 5.1) (2)
99.1	Design Patent Application (2)

(1) Previously filed.
(2) Filed herewith.

Exhibit 3.5

Delaware

PAGE 1

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "ETERNAL IMAGE, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF MARCH, A.D. 2008, AT 2 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



2236242 8100

080299098

You may verify this certificate online
at corp.delaware.gov/authver.shtml

Harriet Smith Windsor
Harriet Smith Windsor, Secretary of State

AUTHENTICATION: 6492751

DATE: 04-01-08

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:00 PM 03/10/2008
FILED 02:00 PM 03/10/2008
SRV 080299098 - 2236242 FILE

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

ETERNAL IMAGE, INC.

It is hereby certified that:

1. The name of the corporation is ETERNAL IMAGE, INC. (hereinafter referred to as the "Corporation").

2. The Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 31, 2006.

The amendment of the restated certificate of incorporation effected by this certificate of amendment is as follows:

3. The restated certificate of incorporation of the Corporation is hereby amended by striking out Article IV thereof and by substituting in lieu of said Article IV the following new Article IV:

"ARTICLE IV. CAPITAL STOCK. The total number of shares of all classes of stock which the Corporation shall have authority to issue is Seven Hundred Fifty Million (750,000,000), consisting of Five Hundred and Fifty-Five Million (555,000,000) shares of Common Stock, par value $.001 per share ("Common Stock"), and One Hundred Ninety Five Million (195,000,000) shares of Preferred Stock, par value $.001 per share ("Preferred Stock"). Except as otherwise provided by law, the shares of stock of the Corporation, regardless of class, may be issued by the Corporation from time to time in such amounts, for such consideration and for such corporate purposes as the Board of Directors may from time to time determine.

The designations of the Preferred Stock and the powers, preferences, qualifications, limitations or restrictions, and relative rights thereof shall be as follows:

Shares of Preferred Stock may be issued from time to time in one or more series of any number of shares as may be determined from time to time by the Board of Directors; provided that the aggregate number of shares issued and not cancelled of any and all such series shall not exceed the total number of shares of Preferred Stock authorized by this Certificate of Incorporation. Each series of Preferred Stock shall be distinctly designated. The voting powers, if any, of each such series and the preferences and relative, participating, option and other special rights of each such series and qualifications, limitations and restrictions thereof, if any, may differ form those of any and all other series at any time outstanding; and the Board of Directors is hereby expressly granted authority to fix, in the resolution or resolutions providing for the issue of a particular series of Preferred Stock, the voting powers, if any, of each such series and

580446.1

the designations, preferences and relative, participating, option and other special rights of each such series and qualifications, limitations and restrictions thereof to the full extent now or hereafter permitted by this Certificate of Incorporation and the laws of the State of Delaware, including (but without limiting the generality of the foregoing) the following:

(1)   the designation of such series;

(2)   the dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any class or classes or on any other series of any class or classes of capital stock of the Corporation, and whether such dividends shall be cumulative or non-cumulative;

(3)   whether the shares of such series may be redeemed by the Corporation, and if so, the times, prices and other terms and conditions of such redemption;

(4)   the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(5)   whether the shares of such series shall be convertible into or exchangeable for shares of any other class or classes or of any series of any class or classes of capital stock of the Corporation, and, if the provision be made for conversion or exchange, the times, prices, rates, adjustments and other terms and condition of such conversion or exchange;

(6)   the restrictions and conditions, if any, upon the series or reissue of any additional Preferred Shares ranking on a parity with or prior to such shares as to dividends or upon dissolution;

(7)   the rights of the holders of the shares of such series upon the liquidation or distribution of assets of the Corporation, which rights may be different in the case of a voluntary liquidation than in the case of an involuntary liquidation

Except as otherwise required by law and except for such voting powers with respect to the election of directors or other matters as may be stated in the resolutions of the Board creating any series of Preferred Shares, the holders of any such series shall have no voting power whatsoever."

4.   The amendments of the certificate of incorporation herein certified have been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Signed on March 7, 2008

_____
Name: Clint Mytych, President

EXHIBIT 5.1   OPINION ON LEGALITY
EXHIBIT 23.2   CONSENT OF COUNSEL

                          THOMAS E. BOCCIERI, ESQ.
                            561 Schaefer Avenue
                          Oradell, New Jersey 07649
                     (Office) 201-983-2024 (Fax) 201-265-6069

August 8, 2008

Eternal Image, Inc.
28800 Orchard Lake Road, Suite 130
Farmington Hills, Michigan 48334

Re: Registration Statement on Form S-1/A

Ladies and Gentlemen:

You have requested my opinion as counsel for Eternal Image, Inc. (the "Company"), a
Delaware corporation, in connection with the registration under the Securities Act of
1933, as amended, and the rules and regulations promulgated thereunder, of
140,602,940 shares of the Company's common stock currently outstanding (the
"Shares").

In connection therewith, and arriving at the opinion as expressed below, I have
examined and relied upon originals or copies, certified or otherwise identified to my
satisfaction, of the Company's Certificate of Incorporation as amended, By-laws of
the Company, the Registration Statement on Form S-1/A in the form to be filed with
the Securities and Exchange Commission (the "Registration Statement") and such other
documents as I have deemed necessary or appropriate as a basis for the opinion
expressed herein.

In connection with my examination, I have assumed the genuineness of the signatures,
the authenticity of all documents tendered to us as originals, the legal capacity of
natural persons and the conformity to original documents of all documents submitted
to us as certified, conformed, photostatic or facsimile copies.

Based on the foregoing, and subject to the qualifications and limitations set forth
herein, I am of the opinion that the Shares subject of the Registration Statement
which are currently outstanding are, legally issued and non-assessable.

The opinions expressed above are limited to the laws of the State of Delaware and the
federal laws of the United States of America.

This opinion letter may be filed as an exhibit to the Registration Statement. In
giving this consent, this firm does not thereby admit that it comes within the
category of persons whose consent is required under section 7 of the Securities Act
of 1933, as amended, or the rules and regulations of the Securities and Exchange
Commission promulgated thereunder.

Very truly yours,

/s/ Thomas E. Boccieri
THOMAS E. BOCCIERI, ESQ.



300 Orchard Lake Road
te 130
mington Hills, MI 48334
3-622-7538 *toll free*
3.932.3333 *main*
3.932.3006 *fax*

January 3, 2008

Fulvio (David) DeAvila
329 Winter Pine Way
Holland, MI 49424

Dear Mr. DeAvila,

Re: Offer of Employment

We are pleased to advise that upon careful consideration, Eternal Image has chosen to extend an offer of employment to you for the position of Sales Director, commencing 1/2/08. This is a full-time position. Your rate of pay will be $62,500 per year. You will be paid biweekly.

In addition to your salary, you will be entitled to the following:

1. 1.5% of Gross Sales for 2008 payable quarterly. Commission percentage to be established per company policies each year thereafter.
2. Accrue up to 5,000,000 shares of company stock for calendar year 2008. Shares will be prorated over 12 months and awarded in January 2009 if you remain an employee. If you are separated from the company you will receive your vested amount of shares in the month you are separated. If you voluntarily leave the company, you will forfeit all shares. All future share adjustments (e.g. splits) will be calculated from the original 5,000,000 shares as of this date.
3. Company Health Care Plan for you and eligible dependents.

To ensure that a high level of integrity is maintained, as a precondition to employment, we would request that you sign and return the employment agreement.

If you are agreeable with these terms, I would ask that you sign and return this letter to me by 1/4/08. If you have any questions or concerns, please do not hesitate to contact me at 248-932-3333.

Yours truly,



Nick Poprovsky
VP – Marketing and Sales

Agreed to and accepted:



Fulvio (David) DeAvila   Date   1-3-2008

Exhibit 10.12

July 1, 2004

Clint Mytych, President & CEO
ETERNAL IMAGE, LLC
28175 Haggerty Road
Novi, MI 48377

Dear Clint:

This letter shall confirm the terms of the agreement (the "Agreement") between your company and *Building Q*, whereby *Building Q* shall provide services to your company, as follows:

1. Commencing July 1, 2004, *Building Q* shall act as your sole and exclusive licensing consultant, offering advice, counsel and general assistance with respect to seeking and obtaining licenses from third party licensors (the "Licensors") for your company's casket and urn products (the "Licensed Products"). Our standard services to you may include consulting and advice regarding appropriate properties/brands; marketing you to appropriate licensors; preparing marketing proposals for specific properties; preparing public relation letters to the licensing community on your behalf; reasonably necessary communication with licensors to enhance your exposure for licensing opportunities; assistance in negotiation of contract terms and consultation with your in-house agent or counsel; objective industry-wide assessments; telephone and written communications with you; seeking out, evaluating and recommending properties for potential licenses; and, when requested, engaging in negotiations with Licensors for licenses. *Building Q* shall provide you with a monthly written Progress Report which shall include detail regarding properties addressed during the previous month, status/outcome/next steps to current projects, clipping services, communication regarding contacts made during previous month and status of the communications; and any significant information gathered regarding individual properties. On a quarterly basis *Building Q* shall provide you with a written report regarding Market Track and Analysis (*Building Q*'s view of key properties "in play"), movie updates (identifying upcoming merchandising possibilities), Property Index (global list of all properties with Licensor and Master Toy Licensee, if applicable), and the Fashion Brand Index. The above reports shall be in addition to reasonably necessary communication regarding opportunities and/or trends. *Building Q* will use its best efforts to attend your planning meetings to be held not more frequently than monthly. You agree to refer to *Building Q* all inquiries that you receive with respect to your products.

2. The initial term of this Agreement shall be for a period of six (6) months beginning July 1, 2004 and continuing until December 31, 2004 (the "Initial Term"). Thereafter, this Agreement shall automatically be extended for additional terms of one (1) year each (the "Extended Term"; collectively, the "Term"), unless either of us gives the other written notice of its intention to terminate this Agreement at least thirty (30) days prior to the end of the then current Term, such

CM

termination to be effective as of the end of the then current Term.

3. In consideration of the services rendered or to be rendered to you by *Building Q*, you shall pay *Building Q* the following as compensation:

(a) An monthly fee in the sum of ONE THOUSAND ($1,000.00) DOLLARS, payable on the first day of each month (the "Monthly Fee"), together with a fee of TWO THOUSAND FIVE HUNDRED ($2,500.00) DOLLARS payable upon the execution of each license agreement with a Licensor during the Initial Term (the "License Agreement Fee"). The Monthly Fee and the License Agreement Fee are hereinafter together referred to as the "Fee". In the event that this Agreement is renewed under paragraph 2 above, the Monthly Fee will increase to TWO THOUSAND FIVE HUNDRED ($2,500.00) DOLLARS per month, with no further obligation for payment of a License Agreement Fee.

(b) In addition to the Fee, you shall also pay *Building Q* a commission (the "Commission") equal to two (2%) percent of your company's net sales (as defined by the applicable license agreements with Licensors) of all Licensed Products that were sold, distributed or shipped under any third party license agreement with a Licensor (and any renewal, modification, substitution or extension thereof) that was introduced, acquired, negotiated, or entered into during the Term of this Agreement or within twelve (12) months following the termination or expiration of this Agreement. You shall be subject to the same Commission obligation to *Building Q* on Licensed Products that you manufacture pursuant to a contract with or order from a manufacturer outside the United States under the foreign manufacturer's license agreement with a Licensor with which you have a license agreement to manufacture such Licensed Products for sale and distribution in the United States. The Commission obligation shall continue for so long as you continue to sell, distribute or ship Licensed Products under license agreements (or any renewal, modification, substitution or extension thereof) in effect at the time of the termination of this Agreement, and for the next two (2) license agreement renewals or extensions thereafter. Unless you specifically request *Building Q*'s assistance, *Building Q* is under no obligation to assist you in securing renewals or extensions of any license agreement(s), however, in all cases, you shall remain obligated to pay *Building Q* its Commission on Licensed Products sold under all such license agreements that are renewed or extended.

4. The Commission due under this Agreement shall be paid concurrently with the rendering of statements to the third party Licensors with respect to the Licensed Products but, in no event, shall be submitted more than thirty (30) days after the end of each calendar quarter. In the event that such Commission payments are not received by *Building Q* within such period, interest will accrue on any unpaid balance at the rate of 1% per month or any portion thereof, until paid. You shall provide *Building Q* with true copies of all royalty statements you send to such Licensors with respect to the Licensed Products at the same time that you send such statements to the Licensors. *Building Q* shall, upon reasonable notice to you, have the right to audit your records with respect to each third party license agreement that was introduced, acquired, negotiated, or entered into during the Term of this Agreement or within twelve (12) months following the termination or expiration of this Agreement. You shall provide access to your records; cooperate with *Building Q*'s auditors in connection with any audit; and permit the auditors to copy all relevant records. In the event that such audit reveals a

discrepancy in the amount of the Commission owed *Building Q* from what was actually paid, you shall pay such discrepancy, plus interest, at the rate of 1% per month. In the event that such discrepancy is greater than five percent (5%) of the Commission actually paid for any period, you shall also reimburse *Building Q* for the cost of the audit.

5. You agree to reimburse *Building Q* for its Federal Express or other overnight mail service costs, as well as *Building Q*'s reasonable travel expenses, including but not limited to transportation, food and lodging, incurred in connection with the services provided hereunder, or performing any other services reasonably requested by you and/or anyone authorized to act for you. You specifically approve and agree to reimburse *Building Q* for your pro-rata share of *Building Q*'s costs and expenses in attending specific trade shows that you ask *Building Q* to attend and service, excluding the annual Licensing Show and Toy Fair(s). Your pro-rata share thereof will depend on the number of *Building Q* clients represented by *Building Q* at such trade show(s). If *Building Q* maintains a booth at the annual Licensing Show, you will not be obligated to contribute toward the cost of same. Building *Q* agrees to obtain your prior approval for all other travel expenses and, upon completion of trip(s) shall provide you with vouchers and receipts for expenses which shall be paid by you within thirty (30) days of receipt of such vouchers and/or receipts.

6. The expiration or termination of this Agreement or of *Building Q*'s services under this Agreement shall not affect *Building Q*'s continuing right to receive the Commission due *Building Q* under this Agreement as provided for in paragraph 3(b).

7. You acknowledge and agree that *Building Q* is an independent contractor and no employer/employee relationship exists between us by reason of this Agreement. *Building Q* shall have no power or authority to bind you to any legal relationship without your prior written approval, nor shall *Building Q* be a party or signatory to any of your agreements.

8. You agree to defend, indemnify, hold harmless, release and forever discharge *Building Q* and its agents, officers, managers and employees from any and all losses, costs or damages, including attorneys fees resulting from any claims or demands of third parties against *Building Q* based upon your use of any licenses for the Licensed Products to which you were introduced by, or which were acquired by, negotiated or entered into with the assistance of, *Building Q*, or from your manufacture, use, sale, and/or distribution of the Licensed Products. *Building Q* agrees to defend, indemnify, hold harmless, release and forever discharge you and your agents, officers, managers and employees from any and all losses, costs or damages, including reasonable attorneys fees resulting from any claims or demands of third parties against you based upon *Building Q*'s performance or failure to perform its obligations under this Agreement or upon *Building Q*'s actions inconsistent with or beyond the scope of this Agreement.

9. Each of the following shall constitute an event of default under this Agreement:

(a) Your failure to pay any Fee, including the Monthly Fee or the License Agreement Fee (as such terms are defined in paragraph 3(a)) when due;

(b) Your failure to make any Commission payment when due;

(c) Your failure to provide *Building Q* with true copies of the royalty statements you send to licensors at the same time that you send such reports to the licensors;

(d) Your refusal to permit *Building Q* to audit your records, or your failure or refusal to cooperate with *Building Q*'s auditors in connection with any such audit;

(e) Your failure to perform, or comply with any of the other provisions of this Agreement; and

(f) *Building Q*'s failure to perform or comply with its obligations under this Agreement.

Upon the occurrence of any event of default, the non-defaulting party may terminate this Agreement on written notice to the other party, and may exercise all legal or equitable remedies available to it. In addition, and without limiting its remedies, the prevailing party shall be entitled to recover from the other party, any attorney's fees it incurs following an event of default. In addition to the foregoing, in the event that *Building Q* is the non-defaulting party, it will also be entitled to the balance of the Fee for the then current Term. In the event of termination based upon a default on the part of *Eternal Image, LLC*, *Building Q* shall have no further responsibilities pursuant to this Agreement.

10. This Agreement shall be governed by the laws of the State of New Jersey. Any actions, claims or suits arising out of or relating to this Agreement, or the breach of this Agreement, shall be brought only in, and you consent to the jurisdiction of, the Courts of the State of New Jersey. Notwithstanding the foregoing, all claims, disputes and other matters in question arising out of, or relating to this agreement, or the breach of this Agreement, shall be decided by a single arbitrator in binding arbitration conducted in Cherry Hill, New Jersey in accordance with the then in-effect rules of the American Arbitration Association. In the event of any such action or proceedings in Court or with the American Arbitration Association, the arbitrator's award shall include the award to the prevailing party of its attorney's fees and costs, including any Court costs or any administrative or other fees paid or payable to the American Arbitration Association. A judgment thereon may be entered and enforced in any court of competent jurisdiction.

11. You acknowledge that *Building Q* consults with and represents, and will consult with and continue to represent other companies on similar and different projects and *Building Q*'s obligations under this Agreement shall, in no way, preclude such consultation or representation. You also acknowledge that this Agreement is a consulting/service agreement only and does not guarantee income to you.

12. No waiver by either party of any default shall be deemed as a waiver of prior or subsequent defaults of the same or other provisions of this Agreement.

13. Nothing contained in this Agreement shall require the commission of any act contrary to any expressed provision of law, or any rule or regulation of any governmental authority, and if there

shall exist any such conflict between any provision of this Agreement and any such applicable provision of law, rule or regulation, the latter shall prevail. Any provision or provisions of this Agreement which shall be effected thereby, shall be curtailed, limited or eliminated to the extent necessary to remove such conflict and if so modified, this Agreement shall remain in full force and effect.

14. This Agreement constitutes our entire understanding and revokes and supersedes all prior agreements between us; it is intended as a final expression of our agreement. This Agreement shall not be modified, amended or changed except in writing signed by both of us and specifically referring to this Agreement. This Agreement shall take precedence over any other documents that may be in conflict with said Agreement.

15. This Agreement shall be binding upon the parties hereto and their respective executors, administrators, successors and assigns.

Signed:

BUILDING Q, LLC



By: _____   Date: July 9, 2004
    C. Woodrow Browne, Managing Partner

Signed:

ETERNAL IMAGE, LLC

By: _____   Date: July 9, 2004
    Clint Mytych, President & CEO



Building Q™
Licensing / Marketing

July 21, 2008

Clint Mytych, President & CEO
ETERNAL IMAGE, LLC
28800 Orchard Lake Rd., Ste 130
Farmington Hills, MI 48334

Dear Clint:

Our Agreement dated July 1, 2004 provided for an initial Term of six (6) months commencing on July 1, 2004 and continuing until December 31, 2004. The Agreement provided that it shall automatically be extended for additional terms of one (1) year each, unless either of us gives the other written notice of its intention to terminate the Agreement at least thirty (30) days prior to the end of the then current Term, with such termination to be effective at the end of the then current Term.

Since neither of us has notified the other of its intention to terminate the Agreement, this will specifically confirm our agreement that the current Term of the Agreement is extended through the current term, commencing on January 1, 2008 and continuing until December 31, 2008.

Except as otherwise set forth in this Letter Amendment, the Agreement remains in full force and effect. Please sign where noted below and return a signed original of this Letter Amendment to *Building Q*. Thank you.

BUILDING Q



By: ______________________
C. Woodrow Browne, Managing Partner

ETERNAL IMAGE, ~~LLC~~



By: ______________________
Clint Mytych, President & CEO

PHILADELPHIA NEW YORK CHICAGO
709 Stokes Road, Suite 200, Medford, New Jersey 08055 • NJ Phone: 609-975-6040 • Fax: 609-975-6045
1412 Broadway, 19th Floor, New York, NY 10018 • NY Phone: 917-510-0447 • Fax: 212-719-5133
470 Whitney Drive, Barrington, IL 60010 • Phone: 847-304-9349 • Fax: 847-304-9349
www.BuildingQ.com

Exhibit 10.13



Public Relations & Marketing

April 1, 2008

Mr. Nick Popravsky
Vice President, Sales/Marketing
Eternal Image
28800 Orchard Lake Road
Suite 130
Farmington Hills, MI 48334

Dear Nick:

Per our conversation, this letter extends our current contract for public relations services for the period of April 1, 2008 through March 31, 2009. The monthly fee will be $6,000. Based on previous conversations between Eternal Image and a.s.a.p.r., this fee will be renegotiable within the contract year should Eternal Image obtain long-term funding. The new fee would not exceed $8,500 per month in that case.

Please sign below to render effective.

We thank you for your continued confidence in our firm. We look forward to working with you and your team during the coming year.

Best regards,

Robbie Tarpley Raffish
President

Agreed to by: _____   4/1/08
Nick Popravsky   Date
   for Eternal Image

asapr

Public Relations & Marketing

March 6, 2006

To: Clint Mytich
President
Eternal Image

Fr: Robbie Tarpley Raffish

Re: Contract

Cc: Nick Popravsky

Dear Clint,

I cannot adequately convey the excitement in our office today – we are so pleased to have been given the green light to work with you on the public launch of Eternal Image.

Per my conversation with Nick, attached is the contract to which we agreed. I have made one addition. When we wrote this plan initially it was for six months; Nick suggested the final be for one year (which we are more than pleased to do.) Because of that I wanted to make reference to the fact that after launch you will have an ongoing, meaningful PR program – we won't just stop after the sixth month!

Please call me if you have any questions. I will start booking my travel to Novi (March 22-23) this week.

Best,

RR

5 pages via fax

a.s.a.p.r. • PO Box 10 • sharptown, md 21861
410/883-2000 • www.asapr.com

d. Web site copy (we can also manage design, should that be needed)
e. Early basic premium for media and prospects
f. Trade show schedule and materials
    i. Trade show booth reservations
    ii. Booth copy/design to follow
g. Recommend Best Practices – steps you can take within your team to ensure that your message reaches all possible supporters
h. Create standards guidelines for the use of your team's name in ads, media and on merchandise

Phase Three – Launch (4 weeks)

This is it – you announce as you have planned, whether it is by press conference, satellite media tour, industry event and/or other opportunities. Media relations are key in this phase – this is when you tell your story – how you create the legend.

Communication with other audiences as suggested above will also be of prime importance as initial product begins to be available.

Phase Four – Continuum (9 months)

At this point you are communicating fully with all audiences and simultaneously executing your next steps in the plan – likely trade shows, line extension announcements, acquiring more licenses and the like. The key here is to keep planning – to not be caught without knowing "what's next?" by the end of this phase you will have established a basic culture and legend for Eternal Images.

During this phase we will work with you to strategize and implement a consistent, ongoing media relations program to keep Eternal Image in the public eye.

Fees & Expenses

The lion's share of the cost of public relations is *time* - the time required to strategize, write, edit, manage media relations, report and evaluate. The fee below is estimated to cover all the time needed to develop, create and implement all the materials and projects noted above.

Because this is a national media story, and because of the speed at which materials will need to be generated, the account (at least initially) will require an account director (me), as well as a national media relations specialist (someone we have had excellent partnerships with) as well as an account executive and an account coordinator (for administration.)

As Nick Popravsky and I agreed to by phone, the cost of this program will be $73,500. It will be billed over a one year period, payable as follows:

- April, May & June 2006: $5,000 each
- July 2006 – March 2007: $6,500 each

In addition, expenses such as telephone, fax, photocopies, postage, premiums, materials, printing and other expenses will be billed monthly. Each expense incurred that exceeds $100 will be approved in advance by the Client. Expenses will be billed separately and include a 15% Agency surcharge on each cost above $100. (Those that can be billed directly to the Client are not included.)

There will likely be event costs for either a news conference, trade show event or satellite media tour; we will not know this until our strategy/planning phase is complete.

As also agreed by phone, we will begin the project on March 22, 2006 (at the kick-off meetings in Novi). This contract will extend though March 31, 2007.

Eternal Image shall indemnify and hold harmless a.s.a.p.r. from any and all loss, liability or expense, which a.s.a.p.r. may incur, suffer or be required to pay in connection with the defense and/or settlement of any claim, suit, action or proceeding brought by any person, entity or organization directly arising out of any gross negligence or intentional wrongful act by Eternal Image.

Under this agreement, the relationship between Eternal Image and a.s.ap.r. shall be that of independent contractors. Neither party shall be deemed, directly or indirectly, to be the agent or representative, legal or otherwise, of the other party or any Affiliate of the other party, for any purpose whatsoever. Except as expressly permitted herein, neither party shall have any right or authority to assume or create any obligation or responsibility on behalf or in the name of the other party or any Affiliate of the other party.

Either party can cancel this contract with 60 days written notice. In the event that Eternal Image cancels the contract, it will be required to cover a.s.a.p.r.'s fee for that period of time (60 days) as noted above, as well as all authorized expenses up to and including those incurred on the last day of the 60 days. All materials created expressly for Eternal Image by a.s.a.p.r. are the property Eternal Image and will be returned to Eternal Image at that time.

We are THRILLED you have selected a.s.a.p.r. to represent you and we look forward to working with you in the coming year.

Best regards,

Robbie Tarpley Raffish

Approved by: [signature] 03-14-06

Clint Mytich, President, Eternal Image Date

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form S-1/A of our report dated July 30, 2008 with respect to the audits of the financial statements of Eternal Image, Inc. as of December 31, 2007 and 2006 and for the two-years ended December 31, 2007. We also consent to the reference of our firm under the "Experts" and "Selected Financial Data" in the prospectus.

/s/ Demetrius & Company, L.L.C.

Wayne, New Jersey
August 8, 2008

Exhibit 99.1

LAW OFFICES

GIFFORD, KRASS, SPRINKLE, ANDERSON & CITKOWSKI, P.C.

PATENT, TRADEMARK AND COPYRIGHT PRACTICE

303 DETROIT STREET, SUITE 300

ANN ARBOR. MICHIGAN 48104-1144

(734) 913-9300

FACSIMILE (734) 913-6007

Info@patlaw.com

www.patlaw.com

ERNEST I. GIFFORD (1)
ALLEN M. KRASS
DOUGLAS W. SPRINKLE
THOMAS E. ANDERSON (1)
RONALD W. CITKOWSKI
JULIE A. GREENBERG
DOUGLAS J. McEVOY
JOHN G. POSA
DOUGLAS L. WATHEN
AVERY N. GOLDSTEIN, PH.D.
BEVERLY M. BUNTING
MARK D. SCHNEIDER
KEVIN S. MacKENZIE
GILBERT R. GABO
MARTIN S. BANCROFT, PH.D.
JULIE K. STAPLE, PH.D.
MARK A. HARPER, PH.D.

PATENT AGENT
JUNQI HANG, PH.D.

OF COUNSEL
JUDITH M. RILEY
THOMAS A. MEEHAN (2)

TROY OFFICE
2701 TROY CENTER DR., STE. 330
POST OFFICE BOX 7021
TROY, MICHIGAN 48007-7021
(248) 647-6000
FACSIMILE (248) 647-5210

FLORIDA OFFICE
101 WEST VENICE AVE., SUITE 28
VENICE, FLORIDA 34285
(941) 488-4245
FACSIMILE (941) 484-5258

(1) ALSO ADMITTED IN
FLORIDA

(2) ONLY ADMITTED IN
OHIO

October 31, 2007

Mr. James R. Parliament
28800 Orchard Lake Road
Suite 130
Farmington Hills, Michigan 48334

Re: U.S. Design Application No.: 29/296,795
        Title: URN
        Filing Date: October 29, 2007
        Inventor: Clint Mytych et al.
        Your Reference: (AKC Urn)
        Our Reference: ETI-10017/36

Dear Jim:

We are pleased to advise you that the subject patent application was filed in the United States Patent and Trademark Office on October 29, 2007 and has been assigned US Serial No. 29/296,795. Enclosed please find a copy of the application as filed. This invention now has a patent pending status and if products covered by this invention are produced, they may be marked as "Patent Pending."

The US Patent and Trademark Office requires that a copy of all known prior art be submitted for review by the Examiner. This prior art is submitted in the form of an Information Disclosure Statement which must be filed within three months after filing; i.e. by January 29, 2008, to prevent the possibility of payment of fees for late filing. We will submit any pertinent art contained in our files by virtue of any patentability searches we may have conducted or art you have previously provided to us. If you are aware of any additional art such as patents, journal articles, or other publications that may be material to this application, kindly forward it immediately.

In addition, the deadline for filing foreign applications claiming the priority of the subject U.S. application will expire on April 29, 2008. Please advise us if you have an interest in filing corresponding design applications in any foreign countries. Under the International Convention, it is possible to obtain the benefit of your U.S. filing date if you complete your foreign filings within six months of your U.S. date; i.e., by April 29, 2008. If this product has been made public, this may be your only opportunity to

file foreign applications. Please contact us within the next month if you have any interest in filing foreign applications.

Thank you for entrusting this matter to us.

Very truly yours,



Douglas L. Wathen

DLW/aa
Enclosure

COPY

ETI-10017/36

URN

SPECIFICATION

We, Clint Mytych, Donna Shatter, Nick Poprovsky, and Erik Holmen, have invented a design for an URN.

DESCRIPTION OF THE DRAWINGS

FIGURE 1 is a perspective view of an urn according to the present invention;

FIGURE 2 is a front-elevational view of the urn of Figure 1;

FIGURE 3 is a side-elevational view of the urn of Figures 1 and 2, the other side view being a mirror image thereof;

FIGURE 4 is a rear elevational view of the urn of Figures 1-3;

FIGURE 5 is a top plan view of the urn of Figures 1-4; and

FIGURE 6 is a bottom view of the urn of Figures 1-5.

CLAIM

The ornamental design for an urn, as shown and described.



FIG - 1



FIG - 2



FIG - 3



FIG - 4



FIG - 5



FIG - 6

LAW OFFICES

GIFFORD, KRASS, SPRINKLE, ANDERSON & CITKOWSKI, P.C.

PATENT, TRADEMARK AND COPYRIGHT PRACTICE

303 DETROIT STREET, SUITE 300

ANN ARBOR, MICHIGAN 48104-1144

(734) 913-9300

FACSIMILE (734) 913-6007

info@patlaw.com

www.patlaw.com

ERNEST I. GIFFORD (1)
ALLEN M. KRASS
DOUGLAS W. SPRINKLE
THOMAS E. ANDERSON (1)
RONALD W. CITKOWSKI
JULIE A. GREENBERG
DOUGLAS J. McEVOY
JOHN G. POSA
DOUGLAS L. WATHEN
AVERY N. GOLDSTEIN, PH.D.
BEVERLY M. BUNTING
MARK D. SCHNEIDER
KEVIN S. MacKENZIE
GILBERT R. GABO
MARTIN S. BANCROFT, PH.D.
JULIE K. STAPLE, PH.D.
MARK A. HARPER, PH.D.

PATENT AGENT
JUNQI HANG, PH.D.

OF COUNSEL
JUDITH M. RILEY
THOMAS A. MEEHAN (2)

TROY OFFICE
2701 TROY CENTER DR., STE. 330
POST OFFICE BOX 7021
TROY, MICHIGAN 48007-7021
(248) 647-6000
FACSIMILE (248) 647-5210

FLORIDA OFFICE
101 WEST VENICE AVE., SUITE 28
VENICE, FLORIDA 34285
(941) 488-4245
FACSIMILE (941) 484-5258

(1) ALSO ADMITTED IN FLORIDA

(2) ONLY ADMITTED IN OHIO

NOV 05 2007

October 31, 2007

Mr. James R. Parliament
28800 Orchard Lake Road
Suite 130
Farmington Hills, Michigan 48334

Re: U.S. Design Application No.: 29/296,800
Title: URN
Filing Date: October 29, 2007
Inventor: Clint Mytych et al.
Your Reference: (Vatican Urn)
Our Reference: ETI-10217/36

Dear Jim:

We are pleased to advise you that the subject patent application was filed in the United States Patent and Trademark Office on October 29, 2007 and has been assigned US Serial No. 29/296,800. Enclosed please find a copy of the application as filed. This invention now has a patent pending status and if products covered by this invention are produced, they may be marked as "Patent Pending."

The US Patent and Trademark Office requires that a copy of all known prior art be submitted for review by the Examiner. This prior art is submitted in the form of an Information Disclosure Statement which must be filed within three months after filing; i.e. by January 29, 2008, to prevent the possibility of payment of fees for late filing. We will submit any pertinent art contained in our files by virtue of any patentability searches we may have conducted or art you have previously provided to us. If you are aware of any additional art such as patents, journal articles, or other publications that may be material to this application, kindly forward it immediately.

In addition, the deadline for filing foreign applications claiming the priority of the subject U.S. application will expire on April 29, 2008. Please advise us if you have an interest in filing corresponding design applications in any foreign countries. Under the International Convention, it is possible to obtain the benefit of your U.S. filing date if you complete your foreign filings within six months of your U.S. date; i.e., by April 29, 2008. If this product has been made public, this may be your only opportunity to

GIFFORD, KRASS, SPRINKLE,
ANDERSON & CITKOWSKI, P.C.

Mr. James R. Parliament
October 31, 2007
Page 2

file foreign applications. Please contact us within the next month if you have any interest in filing foreign applications.

Thank you for entrusting this matter to us.

Very truly yours,



Douglas L. Wathen

DLW/aa
Enclosure

ETI-10217/36

URN

SPECIFICATION

We, Clint Mytych, Donna Shatter, Nick Poprovsky, and Erik Holmen, have invented a design for an URN.

DESCRIPTION OF THE DRAWINGS

5   FIGURE 1 is a perspective view of an urn according to the present invention;

FIGURE 2 is a front-elevational view of the urn of Figure 1;

FIGURE 3 is a side-elevational view of the urn of Figures 1 and 2, the other side view being a mirror image thereof;

FIGURE 4 is a rear elevational view of the urn of Figures 1-3;

10   FIGURE 5 is a top plan view of the urn of Figures 1-4; and

FIGURE 6 is a bottom view of the urn of Figures 1-5.

CLAIM

The ornamental design for an urn, as shown and described.



FIG - 1



FIG - 2



FIG - 3



FIG - 4



FIG - 5



FIG - 6

LAW OFFICES

ERNEST I. GIFFORD (1)
ALLEN M. KRASS
DOUGLAS W. SPRINKLE
THOMAS E. ANDERSON (1)
RONALD W. CITKOWSKI
JULIE A. GREENBERG
DOUGLAS J. McEVOY
JOHN G. POSA
DOUGLAS L. WATHEN
AVERY N. GOLDSTEIN, PH.D.
BEVERLY M. BUNTING
MARK D. SCHNEIDER
KEVIN S. MACKENZIE
GILBERT R. GABO
MARTIN S. BANCROFT, PH.D.
JULIE K. STAPLE, PH.D.
MARK A. HARPER, PH.D.

PATENT AGENT
JUNQI HANG, PH.D.

OF COUNSEL
JUDITH M. RILEY
THOMAS A. MEEHAN (2)

GIFFORD, KRASS, SPRINKLE, ANDERSON & CITKOWSKI, P.C.

PATENT, TRADEMARK AND COPYRIGHT PRACTICE
303 DETROIT STREET, SUITE 300
ANN ARBOR, MICHIGAN 48104-1144

(734) 913-9300
FACSIMILE (734) 913-6007
Info@patlaw.com
www.patlaw.com

TROY OFFICE
2701 TROY CENTER DR., STE. 330
POST OFFICE BOX 7021
TROY, MICHIGAN 48007-7021
(248) 647-6000
FACSIMILE (248) 647-5210

FLORIDA OFFICE
101 WEST VENICE AVE., SUITE 28
VENICE, FLORIDA 34285
(941) 488-4245
FACSIMILE (941) 484-5258

(1) ALSO ADMITTED IN FLORIDA

(2) ONLY ADMITTED IN OHIO

October 31, 2007

Mr. James R. Parliament
Eternal Image, Inc.
28800 Orchard Lake Rd.
Suite 130
Farmington Hills, MI 48334

Re: U.S. Design Application No.: 29/296,808
     Title: URN
     Filing Date: October 29, 2007
     Inventor: Clint Mytych et al.
     Your Reference: (MLB Urn)
     Our Reference: ETI-10117/36

Dear Jim:

        We are pleased to advise you that the subject patent application was filed in the United States Patent and Trademark Office on October 29, 2007 and has been assigned US Serial No. 29/296,808. Enclosed please find a copy of the application as filed. This invention now has a patent pending status and if products covered by this invention are produced, they may be marked as "Patent Pending."

        The US Patent and Trademark Office requires that a copy of all known prior art be submitted for review by the Examiner. This prior art is submitted in the form of an Information Disclosure Statement which must be filed within three months after filing; i.e. by January 29, 2008, to prevent the possibility of payment of fees for late filing. We will submit any pertinent art contained in our files by virtue of any patentability searches we may have conducted or art you have previously provided to us. If you are aware of any additional art such as patents, journal articles, or other publications that may be material to this application, kindly forward it immediately.

        In addition, the deadline for filing foreign applications claiming the priority of the subject U.S. application will expire on April 29, 2008. Please advise us if you have an interest in filing corresponding design applications in any foreign countries. Under the International Convention, it is possible to obtain the benefit of your U.S. filing date if you complete your foreign filings within six months of your U.S. date; i.e., by April 29, 2008. If this product has been made public, this may be your only opportunity to

file foreign applications. Please contact us within the next month if you have any interest in filing foreign applications.

Thank you for entrusting this matter to us.

Very truly yours,



Douglas L. Wathen

DLW/aa
Enclosure

URN

SPECIFICATION

We, Clint Mytych, Donna Shatter, Nick Poprovsky, and Erik Holmen, have invented a design for an URN.

DESCRIPTION OF THE DRAWINGS

5   FIGURE 1 is a perspective view of an urn according to the present invention;

FIGURE 2 is a front-elevational view of the urn of Figure 1;

FIGURE 3 is a side-elevational view of the urn of Figures 1 and 2, the other side view being a mirror image thereof;

FIGURE 4 is a rear elevational view of the urn of Figures 1-3;

10   FIGURE 5 is a top plan view of the urn of Figures 1-4; and

FIGURE 6 is a bottom view of the urn of Figures 1-5.

CLAIM

The ornamental design for an urn, as shown and described.


FIG - 1


FIG - 2



FIG - 3



FIG - 4



FIG - 5



FIG - 6

IN THE UNITED STATES PATENT AND TRADEMARK OFFICE
DECLARATION FOR PATENT APPLICATION

As a below named inventor, I hereby declare that:

My residence, post office address and citizenship are as stated below next to my name.

I believe I am an original, first and joint inventor of the subject matter which is claimed and for which a patent is sought on the invention entitled:

URN

the specification of which is attached hereto.

I hereby state that I have reviewed and understand the contents of the above identified specification, including the claims, as amended by an amendment, if any, specifically referred to herein.

I acknowledge the duty to disclose all information known to me that is material to patentability in accordance with Title 37, Code of Federal Regulations, § 1.56.

FOREIGN PRIORITY CLAIM

I hereby claim foreign priority benefits under Title 35, United States Code § 119(a)-(d) of any foreign application(s) for patent or inventor's certificate listed below and have also identified below any foreign application for patent or inventor's certificate having a filing date before that of the application on which priority is claimed:

[x] no such foreign applications have been filed

[ ] such foreign application have been filed as follows:

EARLIEST FOREIGN APPLICATION(S), IF ANY FILED WITHIN 12 MONTHS
(6 MONTHS FOR DESIGN) PRIOR TO THIS U.S. APPLICATION

Application Number	Country	Date of Filing	Priority Claimed Under 35 USC 119

ALL FOREIGN APPLICATION(S), IF ANY FILED MORE THAN 12 MONTHS
(6 MONTHS FOR DESIGN) PRIOR TO THIS U.S. APPLICATION

Application Number	Country	Date of Filing

CLAIM FOR BENEFIT OF EARLIER U.S. PROVISIONAL APPLICATIONS

I hereby claim priority benefits under Title 35, United States Code §119(e), of any United States provisional patent application(s) listed below:

[x] no such U.S. provisional applications have been filed.

[ ] such U.S. provisional application have been filed as follows:

Application Number	Date of Filing	Priority Claimed Under 35 USC 119

CLAIM FOR BENEFIT OF EARLIER U.S./PCT APPLICATION(S)

I hereby claim the benefit under Title 35, United States Code, §120 of the United States application(s) listed below and, insofar as the subject matter of each of the claims of this application is not disclosed in the prior United States application in the manner provided by the first paragraph of Title 35, United States Code, §112, I acknowledge the duty to disclose all information that is material to patentability in accordance with Title 37, Code of Federal Regulations, §1.56 which became available to me between the filing date of the prior application and the national or PCT international filing date of this application:

[x] no such U.S./PCT applications have been filed.

[ ] such U.S./PCT application have been filed as follows:

Application Number	Relationship	Parent Application	Date of Filing

I hereby declare that all statements made herein of my own knowledge are true and that all statements made on information and belief are believed to be true; and further that these statements were made with the knowledge that willful false statements and the like so made are punishable by fine or imprisonment, or both, under Section 1001 of Title 18 of the United States Code and that such willful false statements may jeopardize the validity of the application or any patent issued thereon.

I hereby appoint:

All practitioners at Customer Number 25006

all of **Gifford, Krass, Sprinkle, Anderson & Citkowski, P.C.**, 2701 Troy Center Drive, Suite 330, Post Office Box 7021, Troy, Michigan 48007-7021, jointly, and each of them severally, my attorneys at law/patent agent(s), with full power of substitution, delegation and revocation, to prosecute this application, to make alterations and amendments therein, to receive the patent, and to transact all business in the U. S. Patent and Trademark Office connected therewith.

Please mail all correspondence to Douglas L. Wathen, whose address is:

Gifford, Krass, Sprinkle, Anderson & Citkowski, P.C.
2701 Troy Center Drive, Suite 330
Post Office Box 7021
Troy, Michigan 48007-7021

Please direct telephone calls to: Douglas L. Wathen at (734) 913-9300.

Please direct facsimiles to: (734) 913-6007

| Full name of sole or first inventor |
| Clint Mytych |

| Sole or first inventor's signature | Date |
| | |

| Residence |
| Farmington Hills, Michigan |

| Citizenship   US |

| Mailing Address |
| 24436 Chippewa
Farmington Hills, Michigan 48335 |

| Full name of second inventor, if any |
| Donna Shatter |

| Second inventor's signature | Date |
| | |

| Residence |
| Farmington Hills, Michigan |

| Citizenship   US |

| Mailing Address |
| 38610 Brandmill
Farmington Hills, Michigan 48335 |

| Full name of third inventor, if any |
| Nick Poprovsky |

| Third inventor's signature | Date |
| | |

| Residence |
| Novi, Michigan |

| Citizenship   US |

| Mailing Address |
| 41117 Park Forest Ct.
Novi, Michigan 48375 |

| Full name of fourth inventor, if any |
| Erik Holmen |

| Fourth inventor's signature | Date |
| | |

| Residence |
| Bradenton, Florida |

| Citizenship   US |

| Mailing Address |
| 4248 53rd Ave. W. #2810
Bradenton, Florida 34210 |